                                                    Registration No. 333-

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                            ------------------------

                              BANC ONE CORPORATION
             (Exact name of Registrant as specified in its charter)

              Ohio                              6711                      31-0738296
(State or other jurisdiction of     (Primary Standard Industrial       (I.R.S. Employer
 incorporation or organization)      Classification Code Number)     Identification No.)

                            ------------------------

          100 East Broad Street, Columbus, Ohio 43271, (614) 248-5944 (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                            ------------------------

                              Steven Alan Bennett
                   Senior Vice President and General Counsel
                              BANC ONE CORPORATION
                             100 East Broad Street
                           Columbus, Ohio 43271-0158
                                 (614) 248-7590
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                With Copies to:

 Kenneth L. Wagner,                Michael M. Stewart, Esq.
         Esq.            Crowe & Dunlevy, A Professional Corporation
BANC ONE CORPORATION                1800 Mid America Tower
100 East Broad Street                 20 North Broadway
   Columbus, Ohio               Oklahoma City, Oklahoma 73102
     43271-0158

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and all other conditions to the merger of Liberty Bancorp, Inc. with and into a wholly owned subsidiary of the Registrant pursuant to the Merger Agreement described in the enclosed Prospectus and Proxy Statement have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

TITLE OF EACH CLASS OF                       PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
   SECURITIES TO BE        AMOUNT TO BE       OFFERING PRICE        AGGREGATE         REGISTRATION
      REGISTERED          REGISTERED(1)        PER UNIT(2)        OFFERING PRICE         FEE(3)
----------------------------------------------------------------------------------------------------
Common Stock..........      12,157,039           $43.351         $527,019,797.69      $159,702.97
----------------------------------------------------------------------------------------------------

(1) Based on an estimate of the maximum number of shares of common stock of the Registrant to be issued in connection with the merger (the "Merger") of Liberty Bancorp, Inc. ("Liberty") with and into a wholly owned subsidiary of the Registrant.

(2) Calculated in accordance with Rule 457(f)(1) based on the aggregate market value on February 13, 1997 of the shares of Liberty common stock expected to be canceled in connection with the Merger and computed by dividing (i) the product of (A) the average of the high and low prices of Liberty common stock as reported by The Nasdaq Stock Market National Market System on February 13, 1997 ($50.938) and (B) 10,346,416, representing the maximum number of shares of Liberty common stock expected to be canceled in connection with the Merger, by (ii) 12,157,039, representing the maximum number of shares of common stock of the Registrant to be issued in connection with the Merger.

(3) In accordance with Rule 457(b), $110,476.96 previously paid in connection with filing of the Proxy Statement and Prospectus included herewith as preliminary proxy material has been credited against the registration fee of $159,702.97, leaving $49,226.01 payable in connection with the filing of this Registration Statement.
                            ------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             LIBERTY BANCORP, INC.
                               100 NORTH BROADWAY
                         OKLAHOMA CITY, OKLAHOMA 73102

                                                               February 24, 1997

Dear Shareholder:

     You are cordially invited to attend the special meeting of shareholders (the "Special Meeting") of Liberty Bancorp, Inc. ("LIBERTY") to be held on March 31, 1997 at the Board Room, Third Floor, Liberty Tower, 100 N. Broadway, Oklahoma City, Oklahoma, commencing at 1:00 p.m. local time.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve a Merger Agreement dated as of December 28, 1996 among LIBERTY, BANC ONE CORPORATION ("BANC ONE") and Banc One Oklahoma Corporation, a wholly owned subsidiary of BANC ONE ("BOOC"), pursuant to which LIBERTY will merge (the "Merger") with and into BOOC. It is anticipated that approval of the proposed Merger will be the only matter presented at the Special Meeting.

     If the Merger is approved and consummated, each issued and outstanding share of LIBERTY common stock will be converted into the right to receive 1.175 shares of BANC ONE common stock (the "Exchange Rate"). Based on the closing
price of BANC ONE common stock on February   , 1997, the Exchange Rate results
in $          of value in BANC ONE common stock for each share of LIBERTY common stock. However, the Exchange Rate is fixed and the value of the consideration to be received by LIBERTY shareholders upon consummation of the Merger will vary based on the market value of BANC ONE common stock.

     Your Board of Directors submits the proposed Merger to you after careful review and consideration. We believe that the proposed Merger will enable shareholders of LIBERTY to participate in the expanded opportunities for growth that association with a larger, more geographically diversified, regional financial organization makes possible. We are confident that the combined organization and its shareholders will be well positioned to take advantage of future opportunities as the financial institution industry continues to consolidate and restructure.

     YOUR BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF LIBERTY COMMON STOCK VOTE IN FAVOR OF THE MERGER AT THE SPECIAL MEETING.

     Shareholders are urged to read carefully the accompanying Prospectus and Proxy Statement which contains detailed information concerning the matters to be considered at the Special Meeting.

     Please mark, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously mailed your proxy card.

                                             Sincerely,

                                             Charles E. Nelson
                                             Chairman of the Board and
                                               Chief Executive Officer

                             LIBERTY BANCORP, INC.
                               100 NORTH BROADWAY
                         OKLAHOMA CITY, OKLAHOMA 73102

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 31, 1997

To the Shareholders of Liberty Bancorp, Inc.:

     Notice is hereby given that a special meeting of shareholders of Liberty Bancorp, Inc. ("LIBERTY") will be held on March 31, 1997 at 1:00 p.m. local time in the Board Room, 3rd Floor, Liberty Tower, 100 North Broadway, Oklahoma City, Oklahoma, to consider and vote upon the following matters:

          (i) A proposal to approve a Merger Agreement between LIBERTY, BANC ONE CORPORATION ("BANC ONE") and Banc One Oklahoma Corporation, a wholly owned subsidiary of BANC ONE ("BOOC"), pursuant to which LIBERTY will merge (the "Merger") with and into BOOC and each outstanding share of LIBERTY common stock will be converted into 1.175 shares of BANC ONE common stock.

          (ii) Such other business as may properly come before the meeting or any reconvention thereof.

     Only shareholders of record at the close of business on February 10, 1997 are entitled to notice of and to vote at the meeting.

     Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the meeting, PLEASE MARK, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED STAMPED ENVELOPE.

Oklahoma City, Oklahoma                       BY ORDER OF THE BOARD OF DIRECTORS
February 24, 1997

                                              Kenneth R. Brown
                                              Secretary

                                   PROSPECTUS
                               12,157,039 SHARES
                              BANC ONE CORPORATION
                                  COMMON STOCK
                            ------------------------

                             LIBERTY BANCORP, INC.
                                PROXY STATEMENT
                                      FOR
                        SPECIAL MEETING OF SHAREHOLDERS
                                 MARCH 31, 1997
                            ------------------------

     This Prospectus and Proxy Statement (the "Prospectus" or "Prospectus and Proxy Statement") relates to a special meeting of shareholders (the "Special Meeting") of Liberty Bancorp, Inc. ("LIBERTY"). At the Special Meeting, shareholders will consider the proposed merger of LIBERTY with and into Banc One Oklahoma Corporation ("BOOC"), a wholly owned subsidiary of BANC ONE CORPORATION ("BANC ONE"). If the proposed merger (the "Merger") is consummated, each outstanding share of LIBERTY common stock, par value $0.01 per share ("LIBERTY Common Stock"), will be converted into shares of BANC ONE common stock, no par value ($5 stated value) per share ("BANC ONE Common Stock"), at the rate of
1.175 shares of BANC ONE Common Stock for each share of LIBERTY Common Stock. The Merger is subject to the approval of the holders of a majority of the outstanding shares of LIBERTY Common Stock entitled to vote thereon and to the satisfaction of certain other conditions, including obtaining the approval of the Board of Governors of the Federal Reserve System.

     This Prospectus and Proxy Statement does not cover any resales of BANC ONE Common Stock received by affiliates of LIBERTY upon consummation of the Merger and no person is authorized to make use of this Prospectus and Proxy Statement in connection with any such resale.

     The outstanding shares of BANC ONE Common Stock are, and the shares of BANC ONE Common Stock offered hereby will be, listed and traded on the New York Stock Exchange. The closing price of BANC ONE Common Stock on the New York Stock
Exchange on February   , 1997 was $  .  .

THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY
 BANK OR NONBANK SUBSIDIARY OF BANC ONE CORPORATION AND ARE NOT INSURED BY THE
  FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER
                              GOVERNMENTAL AGENCY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

     A Special Meeting of Shareholders of LIBERTY will be held on March 31, 1997 at 1:00 pm. local time in the Board Room, 3rd Floor, Liberty Tower, 100 North Broadway, Oklahoma City, Oklahoma, to consider a proposal to approve the Merger Agreement (as hereinafter defined).
                            ------------------------

     THE DATE OF THIS PROSPECTUS AND PROXY STATEMENT IS FEBRUARY 20, 1997.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................    4

INCORPORATION BY REFERENCE............................................................    4

SUMMARY...............................................................................    6
     Introduction.....................................................................    6
     Parties to the Merger............................................................    6
     Terms of the Merger Agreement and Exchange Rate..................................    6
     Federal Income Tax Consequences..................................................    6
     Vote Required....................................................................    7
     Opinion of LIBERTY's Financial Advisor...........................................    7
     No Appraisal Rights..............................................................    7
     Comparative Rights of Shareholders...............................................    7
     Regulatory Approval..............................................................    7
     Conditions; Termination..........................................................    8
     Option...........................................................................    8
     Accounting Treatment.............................................................    8
     Selected Financial Data..........................................................    9
     Comparative Per Share Data.......................................................   10
THE SPECIAL MEETING...................................................................   11
     Purpose of the Special Meeting...................................................   11
     Record Date and Voting Rights....................................................   11
     Proxies..........................................................................   11

MERGER................................................................................   11
     General..........................................................................   11
     Conduct of Business Pending the Merger...........................................   12
     Operations After the Merger......................................................   12
     Effect of the Merger on LIBERTY Employee Benefit Plans and Options...............   12
     Background of and LIBERTY Reasons for the Merger.................................   13
     Opinion of LIBERTY's Financial Advisor...........................................   16
     BANC ONE Reasons for the Merger..................................................   20
     Conditions to the Merger; Amendment; Termination.................................   20
     Federal Income Tax Consequences..................................................   23
     Conversion of Shares and Exchange of Certificates................................   24
     Fractional Shares................................................................   24
     Interests of Certain Persons in the Merger.......................................   25
     Resales by Affiliates............................................................   27
     Option...........................................................................   28
     Accounting Treatment.............................................................   29
     Transfer and Exchange Agents.....................................................   29

COMPARATIVE RIGHTS OF SHAREHOLDERS....................................................   30
     Description of BANC ONE Stock....................................................   30
     Comparison of BANC ONE Common Stock and LIBERTY Common Stock.....................   33

INFORMATION ABOUT BANC ONE CORPORATION................................................   36
     General..........................................................................   36
     Recent Developments..............................................................   36
     Market Prices of and Cash Dividends Declared on BANC ONE Common Stock............   38
     Certain Regulatory Matters.......................................................   38
     Management and Additional Information............................................   42

                                                                                        PAGE
                                                                                        ----
     INC...................................43General..................................   43
     1996 Financial Results...........................................................   43
     Market Prices of and Cash Dividends Declared on LIBERTY Common Stock.............   43
     Management and Additional Information............................................   44

EXPERTS...............................................................................   44

LEGAL MATTERS.........................................................................   44

FUTURE SHAREHOLDER PROPOSALS..........................................................   44

APPENDIX A--Fairness Opinion of Morgan Stanley & Co. Incorporated.....................  A-1

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND PROXY STATEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANC ONE OR LIBERTY. NEITHER THE DELIVERY OF THIS PROSPECTUS AND PROXY STATEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANC ONE OR LIBERTY SINCE THE DATE HEREOF. THIS PROSPECTUS AND PROXY STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITY, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION.

     All information contained herein with respect to LIBERTY has been provided by LIBERTY, and BANC ONE is relying upon the accuracy of that information. All information contained herein with respect to BANC ONE has been provided by BANC ONE, and LIBERTY is relying upon the accuracy of that information.

                             AVAILABLE INFORMATION

     Each of BANC ONE and LIBERTY is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material may be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.

     BANC ONE Common Stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning BANC ONE can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York. LIBERTY Common Stock is included for quotation on The Nasdaq Stock Market National Market System ("NASDAQ-NMS") and such reports, proxy statements and other information concerning LIBERTY can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     BANC ONE has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the BANC ONE Common Stock to be issued pursuant to the Merger. This Prospectus and Proxy Statement does not contain all information set forth in the Registration Statement and exhibits thereto. Such additional information may be inspected and copied as set forth above. Statements contained in this Prospectus and Proxy Statement or in any document incorporated into this Prospectus and Proxy Statement by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                           INCORPORATION BY REFERENCE

     THIS PROSPECTUS AND PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY LIBERTY SHAREHOLDER, TO WHOM THIS PROSPECTUS AND PROXY STATEMENT IS DELIVERED UPON ORAL OR WRITTEN REQUEST, IN THE CASE OF DOCUMENTS RELATING TO BANC ONE, TO BANC ONE CORPORATION, OH1-0251, 100 EAST BROAD STREET, COLUMBUS, OHIO 43271-0251, ATTENTION: INVESTOR RELATIONS, TELEPHONE NUMBER

614/248-6889, AND, IN THE CASE OF DOCUMENTS RELATING TO LIBERTY, TO LIBERTY BANCORP, INC., 100 NORTH BROADWAY, OKLAHOMA CITY, OKLAHOMA 73102, ATTENTION:
KENNETH R. BROWN, TELEPHONE NUMBER 405/231-6454. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MARCH 24, 1997.

     The following documents filed by BANC ONE with the Commission under the Exchange Act are incorporated herein by reference:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (as amended by Form 10-K/A filed June 27, 1996).

          2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

          3. Current Reports on Form 8-K filed January 28, 1997 and January 29, 1997.

          4. The description of BANC ONE Common Stock set forth in BANC ONE's Registration Statement on Form 8-B dated May 1, 1989, including any amendment or report filed for the purpose of updating such description.

     The following documents filed by LIBERTY with the Commission under the Exchange Act are incorporated herein by reference:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (as amended by Form 10-K/A filed June 28, 1996).

          2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

          3. Current Report on Form 8-K filed January 6, 1997.

          4. The description of LIBERTY Common Stock set forth in LIBERTY's Registration Statement on Form 8-B dated May 26, 1992, including any amendment or report filed for the purpose of updating such description.

     All documents filed by BANC ONE or LIBERTY pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the Special Meeting of Shareholders of LIBERTY shall be deemed to be incorporated by reference in this Prospectus and Proxy Statement and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and Proxy Statement to the extent that such statement is modified or superseded by a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and Proxy Statement.

                                    SUMMARY

     THE FOLLOWING SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND PROXY STATEMENT AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

INTRODUCTION

     This Prospectus and Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Liberty Bancorp, Inc. ("LIBERTY"), a multi-bank holding company headquartered in Oklahoma City, Oklahoma, to be voted at a Special Meeting of Shareholders of LIBERTY to be held on March 31, 1997 at 1:00 p.m. local time and at any reconvention thereof (the "Special Meeting") for the purpose of approving a Merger Agreement dated as of December 28, 1996 (the "Merger Agreement") between LIBERTY, BANC ONE CORPORATION ("BANC ONE"), a multi-bank holding company headquartered in Columbus, Ohio, and Banc One Oklahoma Corporation, a wholly owned subsidiary of BANC ONE ("BOOC").

     This Prospectus and Proxy Statement and the proxy card are being mailed to the shareholders of LIBERTY for the first time on or about February 24, 1997.

PARTIES TO THE MERGER

     LIBERTY is a multi-bank holding company incorporated under the laws of the State of Oklahoma. As such, it holds all of the shares of its two major banking subsidiaries, Liberty Bank and Trust Company of Oklahoma City, N.A. and Liberty Bank and Trust Company of Tulsa, N.A. as well as several other subsidiaries. At December 31, 1996, LIBERTY had consolidated assets of $2.9 billion, consolidated total deposits of $2.4 billion and consolidated total stockholders' equity of $280.3 million. See "INFORMATION ABOUT LIBERTY BANCORP, INC." LIBERTY's principal executive offices are at 100 North Broadway, Oklahoma City, Oklahoma 73102, and its telephone number is 405/231-6000.

     BANC ONE is a multi-bank holding company incorporated under the laws of the State of Ohio that, at December 31, 1996, operated approximately 1,500 banking offices in Arizona, Colorado, Illinois, Indiana, Kentucky, Louisiana, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. At December 31, 1996, BANC ONE had consolidated total assets of $101.8 billion, consolidated total deposits of $72.4 billion and consolidated total stockholders' equity of $8.6 billion. BOOC is a wholly owned subsidiary of BANC ONE formed under the laws of the State of Oklahoma. See "INFORMATION ABOUT BANC ONE CORPORATION." The principal office of BANC ONE is located at 100 East Broad Street, Columbus, Ohio 43271 and its telephone number is 614/248-5944.

TERMS OF THE MERGER AGREEMENT AND EXCHANGE RATE

     Upon the consummation of the Merger (the "Effective Time"), each of the outstanding shares of LIBERTY Common Stock shall be converted into 1.175 shares of BANC ONE Common Stock (the "Exchange Rate"). Upon the consummation of the Merger, LIBERTY will be merged with and into BOOC and the separate corporate existence of LIBERTY will cease. BOOC, as the surviving corporation in the Merger and a wholly owned subsidiary of BANC ONE, will continue operations under the name "Banc One Oklahoma Corporation." It is expected that LIBERTY's current officers, directors and employees will serve as the officers, directors and employees of the surviving corporation following the Merger.

FEDERAL INCOME TAX CONSEQUENCES

     Consummation of the Merger is conditioned upon receipt by LIBERTY and BANC ONE of an opinion dated as of the Effective Time from Wachtell, Lipton, Rosen & Katz to the effect that, among other things, no gain or loss will be recognized by LIBERTY's shareholders for Federal income tax purposes as a result of the exchange of their LIBERTY Common Stock for BANC ONE Common Stock in the Merger, disregarding for purposes of the opinion any cash received pursuant to the Merger in connection with fractional share interests. The tax consequences of the proposed transaction to shareholders of LIBERTY are summarized under "MERGER -- Federal Income Tax Consequences."

VOTE REQUIRED

     Holders of not less than a majority of the outstanding shares of LIBERTY Common Stock entitled to vote thereon must vote in favor of the approval of the Merger Agreement in order for the transaction to be approved. The directors and executive officers of LIBERTY, together with their affiliates, are entitled to vote approximately 41.5% of the outstanding shares of LIBERTY Common Stock. LIBERTY believes that all of the directors' and executive officers' and their respective affiliates' shares will be voted in favor of the Merger. It is not necessary for the shareholders of BANC ONE to approve the Merger Agreement. However, BANC ONE, as the sole shareholder of BOOC, has approved or will approve the Merger Agreement. For information concerning voting by shareholders of LIBERTY on the proposed Merger, see "MERGER -- Background of and LIBERTY Reasons for the Merger."

OPINION OF LIBERTY'S FINANCIAL ADVISOR

     Morgan Stanley & Co. Incorporated ("Morgan Stanley"), LIBERTY's financial advisor, delivered its oral opinion to the LIBERTY Board of Directors (the "LIBERTY Board") on December 27, 1996, which was confirmed in written opinions dated December 28, 1996 and the date of this Prospectus and Proxy Statement, to the effect that, as of the respective dates of the opinions and based upon the procedures and subject to the assumptions made, matters considered and limitations described therein, the Exchange Rate pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of LIBERTY Common Stock (other than BANC ONE and its affiliates). The full text of the written opinion of Morgan Stanley dated the date of this Prospectus and Proxy Statement is attached as Appendix A hereto and holders of LIBERTY Common Stock are urged to read carefully the opinion in its entirety. See "MERGER -- Opinion of LIBERTY's Financial Advisor" and Appendix A to this Prospectus and Proxy Statement.

NO APPRAISAL RIGHTS

     The appraisal rights of LIBERTY shareholders are governed by the Oklahoma General Corporation Act ("Oklahoma Law"). Because LIBERTY had more than 2,000 shareholders of record as of the record date for the Special Meeting and the shares of BANC ONE Common Stock issuable in the Merger will be listed on a national securities exchange as of the Effective Time, Oklahoma Law provides that there are no appraisal rights available to LIBERTY shareholders in connection with the Merger.

COMPARATIVE RIGHTS OF SHAREHOLDERS

     The rights of BANC ONE shareholders are governed by BANC ONE's articles of incorporation and code of regulations and the applicable provisions of the Ohio Business Corporations Law ("Ohio Law"), while the rights of LIBERTY shareholders are governed by LIBERTY's certificate of incorporation and bylaws and the applicable provisions of Oklahoma Law. If the shareholders of LIBERTY approve the Merger Agreement and the Merger is subsequently consummated, holders of LIBERTY Common Stock will become holders of BANC ONE Common Stock. See "COMPARATIVE RIGHTS OF SHAREHOLDERS" for a discussion of the material differences in the rights of the holders of LIBERTY Common Stock and BANC ONE Common Stock.

REGULATORY APPROVAL

     In order for the proposed transaction to be completed, approval must be obtained from the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Oklahoma Insurance Commissioner with respect to the acquisition by BANC ONE of control of an Oklahoma credit life insurance company now owned by LIBERTY. Regulatory applications seeking such approvals will be filed with the Federal Reserve and the Oklahoma Insurance Commissioner in February 1997. In addition, a copy of the

Federal Reserve application will be provided for informational purposes to the Oklahoma State Banking Board. It is anticipated, although no assurance can be given, that each of the Federal Reserve and the Oklahoma Insurance Commissioner will grant its approval prior to the end of the second quarter of 1997.

CONDITIONS; TERMINATION

     Consummation of the Merger is subject to satisfaction or waiver of various conditions, including compliance by each party with its respective covenants and confirmation by each party of its respective representations and warranties, the absence of any material adverse change in the financial condition or business of LIBERTY or BANC ONE, the fulfillment of certain earnings tests and other matters. The Merger Agreement may also be terminated by LIBERTY by majority vote of the LIBERTY Board at any time during the 10 day period commencing two days after the date on which the approval of the Federal Reserve shall be received (the "Determination Date"), if the per share price of BANC ONE Common Stock falls below certain specified levels, as described under "MERGER -- Conditions to the Merger; Amendment; Termination." If such a termination notice is given by LIBERTY, BANC ONE may at its option make certain adjustments to the Exchange Rate, whereupon no termination shall have occurred and the Merger Agreement shall remain in effect in accordance with its terms.

     The Merger Agreement also provides that either party may abandon the Merger if it is not consummated on or before December 29, 1997. See
"MERGER -- Conditions to the Merger; Amendment; Termination" for a more complete discussion of the conditions to the Merger.

OPTION

     Concurrently with and as a condition to BANC ONE's execution and delivery of the Merger Agreement, LIBERTY and BANC ONE entered into an Option Agreement dated as of December 28, 1996 pursuant to which BANC ONE was granted an irrevocable option (the "Option") to purchase, under certain conditions, up to 1,879,570 shares of LIBERTY Common Stock at a purchase price of $50.25 per share. The per share purchase price is the closing trade price of a share of Liberty Common Stock on the NASDAQ-NMS on December 30, 1996, the date the Merger was announced. The Option becomes exercisable following the occurrence of both a "Purchase Event" and an "Initial Triggering Event", as those terms are defined below under "MERGER -- Option." The Option might have the effect of discouraging other persons interested in acquiring LIBERTY from making acquisition proposals. As of the date of this Prospectus and Proxy Statement, no Purchase Event or Initial Triggering Event has occurred and, therefore, the Option is not presently exercisable.

INTEREST OF CERTAIN PERSONS IN THE MERGER

     Directors of LIBERTY and certain members of LIBERTY's management have interests in the Merger in addition to any interests they may have as shareholders of LIBERTY generally. These interests include, among others, certain bonus, potential severance and other employee benefits as described herein and indemnification rights of LIBERTY directors and officers under the Merger Agreement. The LIBERTY Board was aware of the interests of all of such persons at the time it approved the Merger Agreement. See "MERGER -- Interest of Certain Persons in the Merger."

ACCOUNTING TREATMENT

     BANC ONE expects to account for the acquisition of LIBERTY as a purchase under generally accepted accounting principles. See "MERGER -- Accounting Treatment."

SELECTED FINANCIAL DATA

     The following table presents on a historical basis selected consolidated financial data for BANC ONE and LIBERTY for the nine months ended September 30, 1996 and 1995 and for each of the years in the five year period ended December 31, 1995. This financial data is based on the consolidated financial statements of BANC ONE and LIBERTY, respectively, incorporated herein by reference.

                            SELECTED FINANCIAL DATA
                         (THOUSANDS, EXCEPT PER SHARE)

                             NINE MONTHS
                                ENDED
                            SEPTEMBER 30,                                   YEAR ENDED DECEMBER 31,
                      --------------------------    -----------------------------------------------------------------------
                             (unaudited)

                         1996           1995           1995           1994           1993           1992           1991
                      -----------    -----------    -----------    -----------    -----------    -----------    -----------
Total interest income
  and other income:
  BANC ONE........... $ 7,550,728    $ 6,641,701    $ 8,970,888    $ 7,777,941    $ 7,547,130    $ 7,740,657    $ 7,223,889
  LIBERTY............     182,810        179,160        240,083        200,401        185,117        172,762        188,445
Income (loss) from
  continuing
  operations:
  BANC ONE........... $ 1,056,736    $   941,017    $ 1,277,863    $ 1,005,109    $ 1,172,103    $   922,227    $   703,386
  LIBERTY............      20,424         19,515         26,193         25,876         36,532         18,118          5,791
Income (loss) from
  continuing
  operations per
  common share:
  BANC ONE........... $      2.38    $      2.14    $      2.91    $      2.20    $      2.62    $      2.06    $      1.65
  LIBERTY............        2.06           1.98           2.66           2.64           3.74           2.01           0.66
Historical cash
  dividends declared
  per common share:
  BANC ONE........... $      1.02    $      0.93    $      1.24    $      1.13    $      0.97    $      0.81    $      0.69
  LIBERTY............        0.75           0.60           0.80           0.60           0.30             --(1)          --(1)
Total assets (end of
  period):
  BANC ONE........... $98,562,000    $88,353,313    $90,453,963    $88,922,586    $84,834,656    $81,304,864    $78,178,604
  LIBERTY............   2,905,361      2,704,750      2,922,544      2,883,699      2,659,776      2,428,160      2,489,541
Long-term borrowings
  (end of period):
  BANC ONE........... $ 3,022,835    $ 2,677,205    $ 2,720,373    $ 1,866,448    $ 1,805,272    $ 1,396,797    $   983,077
  LIBERTY............      12,299         30,239         40,231         43,086         22,000         20,545          9,828
Total stockholders'
  equity (end of
  period):
  BANC ONE........... $ 8,439,391    $ 8,002,152    $ 8,197,478    $ 7,564,860    $ 7,433,170    $ 6,594,813    $ 5,879,957
  LIBERTY............     273,297        257,547        268,894        234,380        227,245        178,841        159,776

---------------

(1) LIBERTY did not declare any dividends on LIBERTY Common Stock in the periods noted.

COMPARATIVE PER SHARE DATA

     The following table sets forth historical per common share income from continuing operations, cash dividends, book value and market value of: (i) BANC ONE; (ii) LIBERTY; and (iii) pro forma equivalent per share data of LIBERTY, calculated by multiplying the historical per share data of BANC ONE by the Exchange Rate.

                                                                                  PRO FORMA
                                                         BANC ONE     LIBERTY     EQUIVALENT
                                                         --------     -------     ----------
Income from continuing operations per common share:
  Year ended December 31, 1995.........................   $ 2.91      $ 2.66        $ 3.42
  Nine months ended September 30, 1996.................     2.38        2.06          2.80
Cash dividends declared per common share:
  Year ended December 31, 1995.........................     1.24        0.80          1.46
  Nine months ended September 30, 1996.................     1.02        0.75          1.20
Book value per common share as of:
  December 31, 1995....................................    18.58       28.40         21.83
  September 30, 1996...................................    19.24       28.92         22.61
Market value per common share as of December 27,
  1996(1)..............................................    44.88(2)    41.75 (3)     52.73
Market value per common share as of February   ,
  1997(4)..............................................         (2)          (3)

---------------

(1) The trading day immediately preceding public announcement of the proposed merger.

(2) Based on the closing price of BANC ONE Common Stock as reported on the New York Stock Exchange.

(3) Based on the closing price of LIBERTY Common Stock as reported on the NASDAQ-NMS.

(4) A recent business day preceding the date of this Prospectus and Proxy Statement.

                              THE SPECIAL MEETING

     This Prospectus and Proxy Statement is being furnished to the shareholders of LIBERTY in connection with the solicitation of proxies by the LIBERTY Board of Directors to be voted at the Special Meeting. The Special Meeting will be held on March 31, 1997, at 1:00 p.m. local time in the Board Room, 3rd Floor, Liberty Tower, 100 North Broadway, Oklahoma City, Oklahoma.

PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, the holders of LIBERTY Common Stock will vote on a proposal to approve the Merger Agreement.

RECORD DATE AND VOTING RIGHTS

     The LIBERTY Board has fixed the close of business on February 10, 1997 as the Record Date for determination of shareholders entitled to notice of and to vote at the Special Meeting. As of the Record Date, 9,534,042 shares of LIBERTY Common Stock were outstanding, each of which entitles its holder to one vote on each matter submitted to the vote of shareholders at the Special Meeting. The presence in person or by proxy of the holders of a majority of the shares of LIBERTY Common Stock outstanding is required to constitute a quorum for the Special Meeting. Approval of the Merger Agreement requires the affirmative vote of holders of not less than a majority of the outstanding shares of LIBERTY Common Stock entitled to vote thereon.

     Votes, whether in person or by proxy, will be counted and tabulated by inspectors appointed by LIBERTY. The inspectors will treat shares of LIBERTY Common Stock represented by a properly executed and returned proxy as present at the Special Meeting for purposes of determining a quorum. An abstention or broker non-vote will have the same effect as a vote against the proposal to approve the Merger Agreement.

PROXIES

     The form of proxy for use at the Special Meeting accompanies this Prospectus and Proxy Statement. A shareholder may use a proxy whether or not he or she intends to attend the Special Meeting in person. The proxy may be revoked in writing by the person giving it at any time before it is exercised by notice to the Secretary of LIBERTY, by executing and submitting a later dated proxy or by attending and voting in person at the Special Meeting. All proxies validly submitted and not revoked will be voted in the manner specified therein. IF NO SPECIFICATION IS MADE, THE PROXIES WILL BE VOTED IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT. The LIBERTY Board is not aware of any other matters that may be presented for action at the Special Meeting, but if other matters do properly come before the meeting it is intended that the shares represented by the accompanying proxy will be voted by the persons named in the proxy in accordance with the recommendation of the LIBERTY Board.

     Solicitation of proxies will be made in person, by mail or by telephone or telegraph by present directors, officers and employees of LIBERTY for which no additional compensation will be paid. LIBERTY will bear the cost of solicitation of proxies from its shareholders and may reimburse brokers and others for their expenses in forwarding solicitation material to beneficial owners of its voting stock.

                                     MERGER

     The information in this Prospectus and Proxy Statement concerning the terms of the Merger is a summary only and is qualified in its entirety by reference to the Merger Agreement, which agreement is filed as an exhibit to the Registration Statement and incorporated by reference herein.

GENERAL

     The Merger Agreement provides for the merger of LIBERTY with and into BOOC. At the Effective Time each of the outstanding shares of LIBERTY Common Stock will be converted into 1.175 shares of

BANC ONE Common Stock (subject to anti-dilution adjustments in certain circumstances such as stock dividends or stock splits), which shares of BANC ONE Common Stock will be issued as a result of the Merger. An increase or decrease in the market price of BANC ONE Common Stock will not affect the Exchange Rate or the number of shares of BANC ONE Common Stock issuable in the Merger; therefore, the value of the consideration to be received by LIBERTY's shareholders in the Merger will increase if the market price of BANC ONE Common Stock increases as of the Effective Time or decrease if the market price of BANC ONE Common Stock decreases as of the Effective Time. However, LIBERTY has the right to terminate the Merger Agreement if the market price of BANC ONE Common Stock is below certain thresholds and BANC ONE does not elect to increase the Exchange Rate, as discussed under " -- Conditions to the Merger; Amendment; Termination".

     Holders of not less than a majority of the outstanding shares of LIBERTY Common Stock entitled to vote thereon must vote in favor of the approval of the Merger Agreement in order for the transaction to be completed. Subject to such shareholder approval and the satisfaction of certain conditions and receipt of all requisite regulatory approvals, the Merger will become effective as soon as possible thereafter in accordance with Oklahoma Law on the later to occur of (x) the filing with the Secretary of State of the State of Oklahoma of a certificate of merger and (y) that time, if any, subsequent to the time of such filing designated in the certificate of merger as the time the Merger shall become effective.

     The Boards of Directors of BANC ONE, BOOC and LIBERTY have approved the Merger Agreement. BANC ONE, as the sole shareholder of BOOC, has approved or will approve the Merger Agreement. Approval of the Merger Agreement by the shareholders of BANC ONE is not required for consummation of the Merger.

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Merger Agreement, LIBERTY has agreed to carry on its business in substantially the same manner as conducted prior to the execution of the Merger Agreement. The Merger Agreement permits LIBERTY to declare and pay quarterly dividends at the rate of $0.25 per share for the fourth quarter of 1996 and not more than $0.30 per share beginning with the first calendar quarter of 1997 and until but not including the quarter in which the holders of LIBERTY Common Stock become entitled to receive regular quarterly dividends on the shares of BANC ONE Common Stock into which the shares of LIBERTY Common Stock will be converted by virtue of the Merger.

OPERATIONS AFTER THE MERGER

     Upon the consummation of the Merger, LIBERTY will be merged with and into BOOC and the separate corporate existence of LIBERTY will cease. BOOC, as the surviving corporation in the Merger and a wholly owned subsidiary of BANC ONE, will continue operations under the name "Banc One Oklahoma Corporation." It is expected that LIBERTY's current officers, directors and employees will serve as the officers, directors and employees of the surviving corporation following the Merger.

EFFECT OF THE MERGER ON LIBERTY EMPLOYEE BENEFIT PLANS AND OPTIONS

     Under the terms of a separate benefits agreement between LIBERTY and BANC ONE, each employee of LIBERTY or its subsidiaries who continues as an employee following the Effective Time will be entitled, as a new employee of BANC ONE or a subsidiary of BANC ONE, to participate in such employee benefit plans or deferred compensation, stock option, bonus or incentive plans or other employee benefit or fringe benefit programs that may be in effect generally for employees of all BANC ONE subsidiaries, on the same basis as similarly situated employees of other BANC ONE subsidiaries if such employee is eligible and, if required, selected for participation therein under the terms thereof, subject to the right of BANC ONE to amend, modify or terminate any such plans or programs and provided that such employee shall not be participating in a similar plan which is maintained by LIBERTY after the Effective Time. BANC ONE will, for purposes of recognizing vesting and any age or period of service requirements for commencement of participation with respect to any plans or programs in which former employees of LIBERTY may participate, credit each such employee with his or her term of service with LIBERTY and its subsidiaries. Notwithstanding the foregoing, employees of LIBERTY will not initially participate in the BANC ONE 401(k) Plan. Rather, the LIBERTY Profit Sharing, Salary Deferral and Employee Stock Ownership Plan will remain in effect until January 1, 1999, at which time it will merge into the BANC ONE 401(k) Plan, unless LIBERTY and BANC ONE otherwise agree to an earlier merger date.

     As of February 10, 1997 there were outstanding and unexercised stock options for 812,374 shares of LIBERTY Common Stock held by current or former directors, officers and employees of LIBERTY and its subsidiaries. Immediately following the Effective Time, all unexercised stock options for shares of LIBERTY Common Stock issued to and held by such persons immediately prior to the Effective Time shall be assumed by BANC ONE and converted into options to purchase that number of shares of BANC ONE Common Stock equal to the number of shares of LIBERTY Common Stock subject to such unexercised options immediately prior to the Effective Time multiplied by the Exchange Rate. The per share exercise price of such options for shares of BANC ONE Common Stock shall be the exercise price applicable to the options for shares of LIBERTY Common Stock converted into options for BANC ONE Common Stock divided by the Exchange Rate.

BACKGROUND OF AND LIBERTY REASONS FOR THE MERGER

     In the 1980's, LIBERTY experienced operating losses and loan charge offs resulting primarily from the adverse economic conditions in Oklahoma and the Southwest. In 1988, in order to improve LIBERTY'S financial condition and to avoid a possible default on outstanding indebtedness, LIBERTY completed a private recapitalization which resulted in the elimination of substantially all of LIBERTY'S long-term debt, the conversion of all then existing preferred stock into common stock and an increase in capital through a $75 million offering of newly issued common stock. Subsequent to such recapitalization, in 1990, Charles
E. Nelson was appointed Chief Executive Officer of LIBERTY and management developed a five-year plan designed to restore asset quality, invest in the franchise and improve profitability. As a result of such plan and improving economic conditions: (i) LIBERTY'S nonperforming assets decreased from $116 million at the beginning of 1990 to $17.3 million at the end of 1995; (ii) LIBERTY increased its eleven banking locations at the beginning of 1990 to thirty-two banking locations at the end of 1995, which were added principally through the acquisition of five community banks in key strategic locations within the Oklahoma City and Tulsa metropolitan areas; and (iii) LIBERTY'S profitability improved from a net income before extraordinary items of $2.1 million in 1990 to $26.2 million in 1995. Dividends were resumed in 1993 beginning at a rate of $.10 per share per quarter, growing to $.25 per share per quarter in 1996. LIBERTY'S total assets grew from $2.4 billion at year end 1990 to $2.9 billion at year end 1995.

     In the early 1990's, consistent with national banking industry trends, significant banking consolidation began to occur in Oklahoma. Out-of-state bank holding companies began to make significant investments in the state through acquisition, which included the 1993 acquisition by BANC ONE of Central Banking Group, Inc., which then owned Central Bank of Oklahoma City and Friendly Bank of Oklahoma City. During this time period, LIBERTY received numerous inquiries from various out of state bank holding companies concerning the possible interest of LIBERTY in business combinations, but none of these inquiries were accepted because management was continuing to implement the five year plan adopted in 1990 and LIBERTY believed that this strategy was in the best interests of shareholders.

     In June, 1995, the LIBERTY Board established an Executive Committee to assist management in evaluating LIBERTY'S strategic alternatives. As of the date of this Prospectus and Proxy Statement, members of the Executive Committee collectively beneficially own approximately 38% of the outstanding LIBERTY Common Stock. In light of consolidation activity in the banking industry, the opportunities available to LIBERTY and the pending development of a new long term plan, the Executive Committee authorized management to retain Morgan Stanley as a financial advisor to assist management in the evaluation process. In September, 1995, the Executive Committee met with representatives of Morgan Stanley, at which time Morgan Stanley made a presentation to the Executive Committee concerning the current operating environment for banks, an analysis of the general consolidation and acquisition activity occurring in the banking industry and an overview of the strategic alternatives available to banks in general.

The Executive Committee determined that a review of the strategic alternatives specifically available to LIBERTY should be considered in light of the then current conditions in the banking industry nationally, regionally and locally. In September, 1995, the full LIBERTY Board authorized the Executive Committee to undertake such a review and to make appropriate recommendations to the LIBERTY Board at such time as the Executive Committee determined to be appropriate.

     In October, 1995, the Executive Committee again met with representatives of Morgan Stanley to review LIBERTY'S current plan and strategic alternatives. Management of LIBERTY presented a draft of LIBERTY'S 1996 to 2000 strategic plan based on the assumption that LIBERTY would remain independent. Morgan Stanley discussed the various strategic alternatives available to LIBERTY including: (i) remaining independent and growing internally or through acquisitions; (ii) seeking a merger of equals to achieve consolidation in LIBERTY'S existing markets or for purposes of extending its markets; or (iii) entering into a business combination with a larger bank. Management and Morgan Stanley also presented information concerning institutions which might be potential business combination partners. At such meeting, BANC ONE was identified as one of the most attractive candidates for a potential business combination and the Executive Committee authorized management to determine the possible interest of BANC ONE in a business combination with LIBERTY before the Executive Committee made a final recommendation on LIBERTY'S future direction.

     Subsequent to such meeting, Mr. Nelson met on several occasions with senior executive officers of BANC ONE to explore possible mutual interest in a business combination. Several additional meetings were held between representatives of BANC ONE and LIBERTY to discuss in general terms LIBERTY'S financial condition and future prospects and the possible interest of BANC ONE in a business combination. However, no specific business combination was proposed by BANC ONE or LIBERTY. In light of the absence of any specific proposal, the Executive Committee subsequently determined in the Spring of 1996 that LIBERTY should continue to remain independent, but to also consider opportunities as they arose, including business combinations with larger bank holding companies in stock transactions offering enhanced liquidity and risk diversification. Given the Executive Committee's view that Morgan Stanley had been retained to assist in a transaction and a transaction was not imminent, the Executive Committee authorized management to terminate the formal financial advisory agreement with Morgan Stanley pending further developments.

     In October, 1996, Mr. Nelson reported to the Executive Committee that the recently proposed acquisition of Boatmen's Bancshares, Inc. by NationsBank Corporation (announced in August, 1996) suggested an increased value that LIBERTY shareholders might receive in a business combination transaction. Mr. Nelson indicated to the Committee that a number of larger regional bank holding companies were continuing to express interest in a business combination with LIBERTY and that representatives of BANC ONE had recently contacted him to request a renewal of discussions concerning a possible business combination. The Executive Committee authorized Mr. Nelson to pursue such discussions.

     At a December 18, 1996 meeting of the Executive Committee, Mr. Nelson reported to the Executive Committee that several meetings had been held with representatives of BANC ONE since the October, 1996 contact. Mr. Nelson also reported that, given the recent developments, Morgan Stanley again had been retained as financial advisor and had provided preliminary information to LIBERTY suggesting that, based on a number of factors, as a result of the NationsBank/Boatmen's transaction, LIBERTY'S potential value had increased. Mr. Nelson indicated that BANC ONE had proposed a business combination with LIBERTY on terms which, in his opinion, after consultation with Morgan Stanley and some of the members of the Executive Committee, were not acceptable. Mr. Nelson outlined the issues and risks facing LIBERTY in connection with the strategy of remaining independent. Given the alternatives available to LIBERTY and the potential value and other benefits, such as enhanced liquidity and risk diversification, to shareholders from a business combination transaction in the current market, the Executive Committee authorized Mr. Nelson first to pursue further negotiations with BANC ONE, but if an acceptable transaction could not be negotiated, then to pursue a potential business combination with other potentially interested partners.

     Mr. Nelson and two members of the Executive Committee, Mr. Torray and Mr. Paul, met with representatives of BANC ONE on December 19, 1996 to determine whether mutual agreement could be reached on an acceptable exchange rate. As a result of such meeting, BANC ONE proposed an exchange rate of 1.175 shares of BANC ONE Common Stock for each share of LIBERTY Common Stock, which, based on the then current market price of BANC ONE Common Stock, represented approximately $51.85 per share of LIBERTY Common Stock. This proposal was reported to the Executive Committee, which authorized management to proceed with the negotiation of a definitive agreement with BANC ONE on such terms for possible recommendation to the full LIBERTY Board. Between December 20 and December 27, 1996, representatives of LIBERTY, Morgan Stanley and LIBERTY'S legal counsel engaged in negotiations with BANC ONE with respect to a definitive agreement. During such period, representatives of BANC ONE also conducted preliminary due diligence with respect to LIBERTY and representatives of LIBERTY conducted preliminary due diligence with respect to BANC ONE.

     On December 27, 1996, the Executive Committee met to receive a report on the status of the negotiations, a summary of the terms of the proposed merger agreement and the preliminary opinion of Morgan Stanley concerning the fairness of the transaction. The LIBERTY Board met immediately following the Executive Committee meeting, on December 27, 1996, to consider the proposed transaction. Mr. Nelson reviewed the events leading up to the meeting, including the deliberations of the Executive Committee since the fall of 1995 and the reasons for his recommendation that a business combination with BANC ONE on the terms proposed be considered. Morgan Stanley made a presentation to the LIBERTY Board summarizing the proposed transaction with BANC ONE, the current bank merger and acquisition environment and the results of various financial analyses it had prepared in connection with the proposed transaction. Morgan Stanley reported its preliminary view that, subject to the assumptions made, matters considered and limitations on the review undertaken, the Exchange Rate was fair from a financial point of view to the holders of shares of LIBERTY Common Stock. Representatives of Wachtell, Lipton, Rosen & Katz, special legal counsel to the LIBERTY Board, reviewed the fiduciary obligations of directors in considering the proposed transaction and a representative of Crowe & Dunlevy, legal counsel to LIBERTY, reviewed and summarized the terms of the proposed Merger Agreement and Stock Option Agreement that had been negotiated with BANC ONE. Members of the LIBERTY Board asked questions concerning the proposed transaction of Mr. Nelson, Morgan Stanley, Wachtell, Lipton, Rosen & Katz and Crowe & Dunlevy. Following extensive discussion, the LIBERTY Board concluded that the Merger Agreement was in the best interest of LIBERTY and its shareholders, and, by unanimous vote of the directors participating in the meeting, the LIBERTY Board approved the Merger and related Stock Option and directed that management be authorized to execute the Merger Agreement and Stock Option Agreement and that the Merger Agreement be submitted to a vote of the shareholders of LIBERTY.

     On December 28, 1996, LIBERTY and BANC ONE executed the Merger Agreement and the Stock Option Agreement. On December 30, 1996, the parties issued a press release announcing the proposed Merger.

     In reaching its decision to recommend approval of the Merger, the LIBERTY Board considered a variety of factors. Among other factors, the LIBERTY Board considered:

          (i) The competitive and technological challenges facing LIBERTY and the banking and financial services industry, including the likelihood of continuing consolidation and increasing competition, the growing importance of financial resources and economies of scale to a banking institution's ability to compete successfully in the changing environment and the increasing cost of technology; the risk involved in attempting to achieve growth through internal means or through acquisition; the value being offered by BANC ONE in the Merger compared to the present value of LIBERTY'S shares on a basis assuming the reasonable implementation of LIBERTY'S own business strategies; and the probability that a business combination with BANC ONE would likely result in both greater short term and long term value to LIBERTY shareholders than other alternatives reasonably available to LIBERTY, including remaining independent.

          (ii) The financial terms of the Merger, including the Exchange Rate, the estimated current value of LIBERTY in freely negotiated market transactions, and the value of the consideration to be received by

     LIBERTY shareholders resulting from the Exchange Rate in relation to LIBERTY'S book value, earnings and market value.

          (iii) The business and financial condition of BANC ONE, the nature of its franchise, its historic profitability, its business and operating philosophy, its business mix and its stock price performance.

          (iv) The treatment of a Merger as a tax free exchange of LIBERTY Common Stock for BANC ONE Common Stock for federal income tax purposes.

          (v) The opinion of Morgan Stanley, based upon the procedures and subject to the assumptions made, matters considered and limitations set forth in its opinion, as to the fairness, from a financial point of view, of the Exchange Rate to the holders of LIBERTY Common Stock;

          (vi) The prior experience of BANC ONE in implementing and closing bank acquisitions and the likelihood that the required regulatory approvals could be obtained to consummate the Merger.

          (vii) The likelihood that the Merger with BANC ONE would make LIBERTY a stronger entity, better able to serve the convenience and needs of its community and customers as a result of being affiliated with a substantially larger banking institution, thereby affording access to greater financial and managerial resources and a broader array of potential products, services and technologies.

          (viii) The diversification of investment risk available to holders of LIBERTY Common Stock who would own shares in a larger financial institution operating in numerous product and geographic markets in the United States.

          (ix) The substantially increased investment liquidity available to holders of BANC ONE Common Stock as a result of the larger market capitalization of BANC ONE and the greater trading volume in BANC ONE Common Stock.

     The foregoing discussion of the information and factors considered by the LIBERTY Board is not intended to be exhaustive but is believed to include the material factors considered by the LIBERTY Board. In reaching its determination to approve and recommend the Merger, the LIBERTY Board did not assign any relative or specific weights to the foregoing factors, and the individual directors may have given differing weights to different factors.

     As of February 10, 1997, the directors and executive officers of LIBERTY together with their affiliates, as a group, were entitled to vote approximately 3,952,458 shares of LIBERTY Common Stock representing approximately 41.5% of the shares outstanding. These persons will be entitled to receive the same consideration for their shares as other LIBERTY shareholders upon consummation of the Merger. LIBERTY believes that all of the directors' and executive officers' and their respective affiliates' shares will be voted in favor of the Merger. After the Merger, LIBERTY's directors and executive officers as a group will own less than 1% of the outstanding shares of BANC ONE Common Stock.

OPINION OF LIBERTY'S FINANCIAL ADVISOR

     LIBERTY retained Morgan Stanley to act as its financial advisor in connection with the Merger. Morgan Stanley was selected by the Executive Committee of LIBERTY to act as LIBERTY'S financial advisor based on Morgan Stanley's qualifications, expertise and reputation. At the December 27, 1996 meeting of the LIBERTY Board, Morgan Stanley delivered its oral opinion to the LIBERTY Board (which was formalized in written form on December 28, 1996) that as of such date and subject to the various considerations set forth in the written opinion, the Exchange Rate pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of LIBERTY Common Stock (other than BANC ONE and its affiliates). Morgan Stanley subsequently confirmed its opinion by delivering a written opinion dated the date of this Prospectus and Proxy Statement.

     THE FULL TEXT OF THE MORGAN STANLEY OPINION DATED THE DATE OF THIS PROSPECTUS AND PROXY STATEMENT WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX A TO THIS PROSPECTUS AND PROXY STATEMENT.

LIBERTY SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED TO THE LIBERTY BOARD AND THE FAIRNESS OF THE EXCHANGE RATE IN THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF SHARES OF LIBERTY COMMON STOCK, AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF LIBERTY COMMON STOCK AS TO HOW TO VOTE WITH RESPECT TO THE MERGER. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS PROSPECTUS AND PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with rendering its written opinion dated December 28, 1996, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information of LIBERTY and BANC ONE, respectively; (ii) reviewed certain internal financial statements and other financial and operating data concerning LIBERTY and BANC ONE prepared by the managements of LIBERTY and BANC ONE, respectively; (iii) reviewed certain financial projections of LIBERTY and BANC ONE prepared by the managements of LIBERTY and BANC ONE, respectively; (iv) discussed the past and current operations and financial condition and the prospects of LIBERTY and BANC ONE with senior executives of LIBERTY and BANC ONE, respectively; (v) analyzed the pro forma impact of the Merger on the combined company's earnings per share, consolidated capitalization and financial ratios; (vi) reviewed the reported prices and trading activity for LIBERTY Common Stock and BANC ONE Common Stock;
(vii) compared the financial performance of LIBERTY and BANC ONE and the prices and trading activity of LIBERTY Common Stock and BANC ONE Common Stock with that of certain other comparable publicly traded companies and their securities;
(viii) discussed the results of regulatory examinations of LIBERTY and BANC ONE with the senior managements of LIBERTY and BANC ONE, respectively; (ix) discussed the strategic objectives of the Merger and the plan for the combined company with the senior executives of LIBERTY and BANC ONE; (x) reviewed and discussed with the senior managements of LIBERTY and BANC ONE certain estimates of the cost savings projected by LIBERTY and BANC ONE for the combined company and compared such amounts to those estimates in certain precedent transactions;
(xi) reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions; (xii) participated in discussions and negotiations among representatives of LIBERTY and BANC ONE and their financial and legal advisors; (xiii) reviewed the draft Merger Agreement, the draft Stock Option Agreement between LIBERTY and BANC ONE, and certain related documents; and (xiv) considered such other factors as it deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by LIBERTY and BANC ONE for the purposes of the opinion. With respect to the financial projections, including the estimates of cost savings expected to result from the Merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of LIBERTY and BANC ONE. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of LIBERTY and BANC ONE, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley did not examine any individual loan credit files of LIBERTY or BANC ONE. In addition, Morgan Stanley assumed the Merger would be consummated in accordance with the terms set forth in the Merger Agreement. Morgan Stanley's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion.

     The following is a brief summary of the financial analyses performed by Morgan Stanley and reviewed with the LIBERTY Board in connection with rendering Morgan Stanley's opinion on December 28, 1996.

     Comparable Company Analysis. As part of its analysis, Morgan Stanley compared certain financial information of LIBERTY with corresponding publicly available information of (i) a group of ten publicly traded bank holding companies that Morgan Stanley considered comparable in certain respects with LIBERTY (the "Peer Group"), and (ii) 35 regional bank holding companies (the "Morgan Stanley Bank Index" and together with the Peer Group, the "Comparables"). Historical financial information used in connection with the ratios provided below with respect to the Comparables is as of September 30, 1996.

     Morgan Stanley analyzed the relative performance and value of LIBERTY by comparing certain market trading statistics for LIBERTY with the Comparables. Market information used in ratios provided below is as of December 26, 1996. The market trading information used in the valuation analysis was market price to book value (which was 1.4x in the case of LIBERTY; 2.0x in the case of the average of the Peer Group; and 2.4x in the case of the average of the Morgan Stanley Bank Index) and market price to estimated earnings per share for 1997 (which was 14.2x in the case of LIBERTY; 12.7x in the case of the average of the Peer Group; and 12.9x in the case of the average of the Morgan Stanley Bank Index). Earnings per share estimates for LIBERTY, the Morgan Stanley Bank Index and the Peer Group were based on the most recent available First Call estimates. First Call is a data service that monitors and publishes compilations of earnings estimates produced by selected research analysts regarding companies of interest to institutional shareholders. The implied range of values for LIBERTY Common Stock derived from the analysis of the Comparables' market price to book value and market price to 1997 estimated earnings per share ranged from approximately $29 to $52 per share.

     Dividend Discount Analysis. Morgan Stanley performed a dividend discount analysis to determine a range of present values per share of LIBERTY Common Stock assuming LIBERTY continued to operate as a stand-alone entity. This range was determined by adding (i) the present value of the estimated future dividend stream that LIBERTY could generate and (ii) the present value of the "terminal value" of LIBERTY Common Stock at the end of the year 2002. To determine a projected dividend stream, Morgan Stanley assumed a constant equity/assets ratio of 7%. The earnings projections which formed the basis for the dividends were adapted from First Call estimates for 1996 and 1997 as of December 26, 1996, and earnings and asset growth rates ranging from 6% to 10% for estimating earnings for 1998 through 2002. The "terminal value" of LIBERTY Common Stock at the end of the period was determined by applying two price-to-earnings multiples (10x and 12x) to year 2002 projected earnings. The dividend stream and terminal values were discounted to present values using discount rates of 12% and 14%, which Morgan Stanley viewed as the appropriate discount rate range for a company with LIBERTY'S risk characteristics. Based on the above assumptions, the fully diluted stand-alone value of LIBERTY Common Stock ranged from approximately $31 to $40 per share.

     Implied Acquisition Value. As part of its analysis of the acquisition valuation, Morgan Stanley assumed that the net present value of estimated cost savings was added to the stand-alone value of LIBERTY Common Stock calculated using First Call estimates as described above (see "Dividend Discount Analysis" above). Based on cost savings ranging from $23 to $34 million (20%-30% of LIBERTY'S non-interest expense base), discount rates of 12% and 14%, a phase-in of cost savings over two years and an expense growth rate of 2% per year, merger and reorganization charges equal to fully phased-in pre-tax cost savings incurred in the first year following the Merger and price-to-earnings terminal multiples of 10x and 12x in the year 2002, Morgan Stanley estimated the implied acquisition value of LIBERTY Common Stock to range from approximately $37 to $48 and approximately $40 to $53, assuming allocation of 50% and 75% of the value of the estimated cost savings to LIBERTY, respectively.

     Precedent Transaction Analysis. Morgan Stanley performed an analysis of fourteen precedent transactions ("Precedent Transactions") by selecting holding companies of commercial banks that Morgan Stanley deemed comparable to the Merger in order to calculate a valuation range for the LIBERTY Common Stock. Multiples of book value and earnings implied by the consideration paid in Precedent Transactions were applied to book value and 1997 estimated earnings per share of LIBERTY to yield a range of values for LIBERTY Common Stock.

     Multiples of estimated earnings (based on Institutional Brokers' Estimate System estimates prior to announcement for the Precedent Transactions) and of book value per share ranging from 14x - 17x and from 2.0x - 2.4x, respectively, derived from the comparable transactions were applied to the 1997 estimated earnings (based on First Call estimates as of December 26, 1996 per share of LIBERTY) and book value to yield an implied range of values for LIBERTY Common Stock ranging from approximately $41 to $69 per share.

     Implied Premium Analysis. Morgan Stanley analyzed the ratio of closing prices per share of LIBERTY Common Stock and BANC ONE Common Stock during the twelve-month period ending December 26, 1996. Morgan Stanley observed that the implied premium over the Exchange Rate during such period was 18%, 24% over the six-month period, 28% over the three-month period, 28% over the one-month period, and 27% over the one-week period, in each case, prior to December 26, 1996. Morgan Stanley also observed that the implied premium over the Exchange Rate based on the closing market prices of LIBERTY Common Stock and BANC ONE Common Stock on December 26, 1996 of $41.25 and $45.00, respectively, was approximately 28%.

     Contribution Analysis. Morgan Stanley reviewed the pro forma effects of the Merger and computed the contribution to the combined company's pro forma financial results attributable to each of LIBERTY and BANC ONE. The computation showed, among other things, that LIBERTY and BANC ONE would contribute to the combined company approximately 3.3% and 96.7%, respectively, of book value as of September 30, 1996, 1.8% and 98.2%, respectively, of 1997 estimated earnings based on First Call estimates, and 2.0% and 98.0%, respectively, of market value as of December 26, 1996. Morgan Stanley calculated that the Exchange Rate would result in an allocation between the holders of LIBERTY Common Stock and BANC ONE Common Stock of pro forma ownership of the combined company equal to approximately 2.5% and 97.5%, respectively.

     In connection with its written opinion dated as of the date of this Prospectus and Proxy Statement, Morgan Stanley confirmed the appropriateness of its reliance on the analyses used to render its December 28, 1996 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith.

     No company or transaction used in the comparable company and comparable transaction analyses is identical to LIBERTY or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of LIBERTY and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analysis as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of LIBERTY.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of LIBERTY and BANC ONE. The analyses performed by Morgan Stanley are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of the fairness from a financial point of view of the Exchange Rate pursuant to the Merger Agreement to the holders of shares of LIBERTY Common Stock and were conducted in connection with the delivery of Morgan Stanley's opinion. The analyses do not purport to be appraisals or to reflect the prices at which LIBERTY might actually be sold.

     As described above, Morgan Stanley's opinion and the information provided by Morgan Stanley to the LIBERTY Board were factors in making its determination to recommend approval of the Merger Agreement and the transactions contemplated thereby. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the entire LIBERTY Board or the view of the management with respect to the value of LIBERTY. The Exchange Rate pursuant to the Agreement was determined through negotiations between LIBERTY and BANC ONE and was approved by all of the members of the LIBERTY Board participating in the meeting at which it was approved.

     Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. In the course of its business, Morgan Stanley and its affiliates may actively trade the debt and equity securities of LIBERTY and BANC ONE for their own account and for the accounts of customers and accordingly may at times hold a long or short position in such securities. In the past, Morgan Stanley has provided financial advisory and financing services to LIBERTY for which services Morgan Stanley received customary fees.

     Pursuant to a letter dated December 12, 1996, LIBERTY has agreed to pay Morgan Stanley (i) an advisory fee estimated to be $50,000 to $100,000 which is payable if the Merger is not consummated and (ii) a transaction fee, calculated as a percentage of the aggregate value of the transaction determined at the time of consummation, estimated to be approximately $3.5 million which is payable upon the consummation of the Merger. Any advisory fee paid will be credited against the transaction fee. In addition, LIBERTY has agreed, among other things, to reimburse Morgan Stanley for all expenses incurred in connection with the services provided by Morgan Stanley, and to indemnify and hold harmless Morgan Stanley and certain related parties from and against certain liabilities and expenses, which may include certain liabilities under the federal securities laws, in connection with its engagement.

BANC ONE REASONS FOR THE MERGER

     BANC ONE believes that the affiliation of LIBERTY with BANC ONE will provide BANC ONE with a meaningful expansion of BANC ONE's customer base and assets. Such expansion will provide BANC ONE with greater geographic diversity and the opportunity to realize increased economies of scale while serving new customers with the expertise and assistance of the capable and experienced staff of LIBERTY.

CONDITIONS TO THE MERGER; AMENDMENT; TERMINATION

     Consummation of the Merger is subject to satisfaction of a number of conditions, including:

          (1) the receipt of all necessary approvals of the transactions contemplated by the Merger Agreement by governmental agencies and authorities, including the Federal Reserve and the Oklahoma Insurance Commissioner, and each of such approvals shall remain in full force and effect at the Effective Time;

          (2) there being no change in the consolidated financial condition, aggregate net assets, shareholders' equity, business or operating results of LIBERTY and its subsidiaries, taken as a whole, or BANC ONE and its subsidiaries, taken as a whole, from September 30, 1996 to the Effective Time, that has had a material adverse effect on the business, operations, financial condition or results of operations of BANC ONE and its subsidiaries, taken as a whole, or LIBERTY and its subsidiaries, taken as a whole, or on the ability of BANC ONE or BOOC, on the one hand, or LIBERTY to consummate the transactions contemplated by the Merger Agreement (a "BANC ONE Material Adverse Effect" or a "LIBERTY Material Adverse Effect," as the case may be);

          (3) compliance by LIBERTY, BANC ONE and BOOC with their respective covenants and confirmation of their respective representations and warranties as set forth in the Merger Agreement, including the agreement of LIBERTY that, except with the approval of BANC ONE or as otherwise permitted by the Merger Agreement, it will not:

             (a) pay dividends, except the dividends described above under the caption "--Conduct of Business Pending the Merger";

             (b) effect any changes in connection with its equity capitalization, except as related to certain outstanding stock options; or

             (c) except as may be directed by any regulatory agency, conduct its banking operations other than in the ordinary course of business;

           (4) approval of the Merger Agreement and the Merger by the requisite affirmative vote of shareholders of LIBERTY and BOOC (See -- General");

           (5) receipt by LIBERTY and BANC ONE of the opinion, dated as of the Effective Time, relative to the Federal income tax consequences of the Merger referred to under the caption "Federal Income Tax Consequences";

           (6) receipt by BANC ONE of an opinion from LIBERTY's counsel and receipt by LIBERTY of an opinion from counsel for BANC ONE and BOOC, which opinions are to be in the general form of those annexed to the Merger Agreement;

           (7) the shares of BANC ONE Common Stock to be issued in exchange for LIBERTY Common Stock shall have been approved for listing on the New York Stock Exchange ("NYSE");

           (8) the total number of shares of LIBERTY Common Stock issued and outstanding (not including treasury shares held by LIBERTY), together with the total number of shares of LIBERTY Common Stock related to outstanding stock options shall not be more than 10,350,474 shares;

           (9) the fractional share interests of BANC ONE Common Stock to be paid in cash in the Merger (see "-- Fractional Shares") shall not be more than 10% of the maximum aggregate number of shares of BANC ONE Common Stock which could be issued as a result of the Merger.

          (10) the opinion of Morgan Stanley attached as Appendix A shall not have been withdrawn prior to the Effective Time.

     It is a condition to BANC ONE's and BOOC's obligations to consummate the Merger that cumulative earnings per share on LIBERTY Common Stock reported by LIBERTY for calendar quarters beginning with the fourth quarter of 1996 through the most recent quarter preceding the quarter in which the Effective Time shall occur (or if the Effective Time occurs within 20 days following the close of a calendar quarter, then the next preceding calendar quarter) shall be greater than or equal to the amount calculated by multiplying (x) $0.55 by (y) the number of full calendar quarters which have passed since September 30, 1996 and for which earnings of LIBERTY Common Stock have been reported as of such date, times (z) 0.9. To determine if this earnings test is met, LIBERTY's reported earnings per share are adjusted to add back or deduct, net of any related income tax savings or costs, (i) outside legal, investment banking, accounting and other fees and expenses associated with or resulting from the Merger, (ii) gains or losses on sales of assets outside the ordinary course of business, (iii) losses on sales of securities sold after consultation with BANC ONE pursuant to the Merger Agreement, (iv) any other expenses upon which BANC ONE and LIBERTY may mutually agree and (v) the effect of any changes in accounting principles required to be adopted by LIBERTY by any regulatory authority or under generally accepted accounting principles. Earnings per share reported by LIBERTY for the quarter ended December 31, 1996 were $0.73, and no adjustments were required pursuant to the earnings test.

     It is a condition to LIBERTY's obligation to consummate the Merger that cumulative earnings per share of BANC ONE Common Stock reported by BANC ONE for calendar quarters beginning with the fourth quarter of 1996 through the most recent quarter preceding the quarter in which the Effective Time shall occur (or if the Effective Time occurs within 20 days following the close of a calendar quarter, then the next preceding calendar quarter) shall be greater than or equal to the amount calculated by multiplying (x) $0.81 by (y) the number of full calendar quarters which have passed since September 30, 1996 and for which earnings per share of BANC ONE Common Stock have been reported as of such date, times (z) 0.9. To determine if this earnings test is met, BANC ONE's reported earnings per share are adjusted to eliminate the effect of any changes in accounting principles required to be adopted by BANC ONE by any regulatory authority or under generally accepted accounting principles. Earnings per share reported by BANC ONE for the quarter ended December 31, 1996 were $0.85, and no adjustments were required pursuant to the earnings test.

     Any of the provisions of the Merger Agreement, including the foregoing conditions, may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefits thereof. The Merger Agreement may be amended or modified in whole or in part by a duly authorized written agreement of the parties. However, after the shareholders of LIBERTY have approved the Merger Agreement, LIBERTY may only amend or modify the Merger Agreement if, in the opinion of LIBERTY's Board, such amendment or modification will not have any material adverse effect on the benefits intended under the Merger Agreement for the shareholders of LIBERTY, and will not require resolicitation of any proxies from such shareholders.

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of LIBERTY, by written notice from BANC ONE to LIBERTY, or from LIBERTY to BANC ONE, as the case may be, upon the occurrence of any of the following: (i) if any material condition to either party's obligations under the Merger Agreement is not substantially satisfied or waived at the time or times contemplated thereby (each party's right to terminate under this clause (i) relates only to conditions to that party's obligations); (ii) in the event of a material breach by a party of any representation, warranty, condition or agreement contained in the Merger Agreement that is not cured within 30 days of the time that written notice of such breach is received by such party from the other party; or (iii) if the Merger shall not have been consummated on or before December 29, 1997.

     The Merger Agreement may also be terminated by LIBERTY by majority vote of the entire LIBERTY Board at any time during the 10 day period commencing two days after the date on which the approval of the Federal Reserve shall be received (the "Determination Date"), if either: (x) both of the following conditions are satisfied: (i) the average of the daily last sale prices of a share of BANC ONE Common Stock (the "Average Closing Price"), as reported on the NYSE Composite Transactions reporting system for the 10 consecutive full trading days in which such shares are traded on the NYSE ending at the close of business on the Determination Date shall be less than $35.90; and (ii) (A) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "BANC ONE Ratio") shall be less than (B) the number obtained by dividing the Average Index Price (as defined below) by the Index Price (as defined below) as of the Starting Date (as defined below) and subtracting 0.20 from the quotient (such number being referred to herein as the "Index Ratio"); or (y) the Average Closing Price shall be less than $33.656. If LIBERTY elects to exercise its termination rights as described in the preceding sentence, it shall give prompt written notice to BANC ONE which notice shall specify which of the clauses (x) or (y) is applicable (or if both would be applicable, which clause is being invoked); provided that such notice or election to terminate may be withdrawn at any time within the aforementioned ten-day period. During the five-day period commencing with its receipt of such notice, BANC ONE shall have the option in the case of a failure to satisfy the condition in clause (x), of adjusting the Exchange Rate to equal the lesser of
(i) a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the product of $35.90 and the Exchange Rate (as then in effect) and the denominator of which is the Average Closing Price, and (ii) a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the Index Ratio multiplied by the Exchange Rate (as then in effect) and the denominator of which is the BANC ONE Ratio. During such five-day period, BANC ONE shall have the option, in the case of a failure to satisfy the condition in clause (y), to elect to increase the Exchange Rate to equal a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the product of $33.656 and the Exchange Rate (as then in effect) and the denominator of which is the Average Closing Price. If BANC ONE makes an election contemplated by either of the two preceding sentences within such five-day period, it shall give prompt written notice to LIBERTY of such election and the revised Exchange Rate, whereupon no termination shall have occurred and the Merger Agreement shall remain in effect in accordance with its terms (except as the Exchange Rate shall have been so modified), and any references in the Merger Agreement to "Exchange Rate" shall thereafter be deemed to refer to the Exchange Rate as adjusted.

     For purposes of the preceding paragraph, the term: (a) "Average Index Price" means the average of the Index Prices for the ten consecutive full NYSE trading days ending at the close of trading on the Determination Date; (b) "Index Group" means the group of each of the 14 bank holding companies listed in

Section 26(e) of the Merger Agreement the common stock of all of which shall be publicly traded and as to which there shall not have been since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization (if the common stock of any such company ceases to be publicly traded or such an announcement is made, such company will be removed from the Index Group, and the weights redistributed proportionately for purposes of determining the Index Price); (c) "Index Price" on a given date means the weighted average (weighted in accordance with the factors specified in the definition of "Index Group") of the closing prices on such date of the common stock of the bank holding companies comprising the Index Group; (d) "Starting Date" means December 27, 1996, the last full day on which the NYSE was open for trading prior to the execution of the Merger Agreement; and (e) "Starting Price" means the last sale price per share of BANC ONE Common Stock on the Starting Date, as reported by the NYSE Composite Transactions reporting system.

     The Merger Agreement also may be terminated, and the Merger thereby abandoned (whether before or after approval of the merger by the shareholder of BOOC or by LIBERTY's shareholders), by the mutual written consent of the Boards of Directors of LIBERTY, BANC ONE and BOOC at any time prior to the Effective Time.

     If the Merger Agreement is terminated otherwise than by a willful breach of any party to the Merger Agreement or pursuant to, LIBERTY, BANC ONE and BOOC will each pay all of its own expenses incurred incident to such transaction, except for printing expenses which will be paid by BANC ONE.

FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain material United States Federal income tax consequences of the Merger, including certain consequences to holders of LIBERTY Common Stock who are citizens or residents of the United States and who hold their shares as capital assets. It does not discuss all tax consequences that may be relevant to LIBERTY shareholders subject to special Federal income tax treatment (such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons) or to LIBERTY shareholders who acquired their shares of LIBERTY Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The summary does not address the state, local or foreign tax consequences of the Merger, if any.

     Pursuant to the terms of the Merger Agreement, LIBERTY and BANC ONE have received an opinion from Wachtell, Lipton, Rosen & Katz to the effect that, based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the regulations thereunder and rulings issued by the Internal Revenue Service in transactions similar to those contemplated by the Merger Agreement and assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by LIBERTY, BOOC and BANC ONE, for Federal income tax purposes:

          (1) The Merger will constitute a reorganization within the meaning of
     Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code;

          (2) No gain or loss will be recognized by LIBERTY, BOOC or BANC ONE as a consequence of the transactions contemplated by the Merger Agreement;

          (3) No gain or loss will be recognized to the shareholders of LIBERTY on the exchange of their shares of LIBERTY Common Stock for shares of BANC ONE Common Stock, except as described below with respect to cash received for fractional share interests to which they may be entitled;

          (4) The Federal income tax basis of the BANC ONE Common Stock received by holders of LIBERTY Common Stock for their shares of LIBERTY Common Stock will be the same as the Federal income tax basis of the LIBERTY Common Stock surrendered in exchange therefor (reduced by any amount allocated to fractional share interests for which cash is received); and

          (5) The holding period of the BANC ONE Common Stock received by a holder of LIBERTY Common Stock will include the period for which the LIBERTY Common Stock exchanged therefor was held, provided the exchanged LIBERTY Common Stock was held as a capital asset by such holder on the date of the exchange.

     A LIBERTY shareholder who receives cash in lieu of a fractional share interest in BANC ONE Common Stock will be treated as having received the cash in redemption of the fractional share interest. The receipt of cash in lieu of a fractional share interest should generally result in capital gain or loss to the holder equal to the difference between the amount of cash received and the portion of the holder's Federal income tax basis in the LIBERTY Common Stock allocable to the fractional share interest. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period for the BANC ONE Common Stock received, determined as set forth above, is longer than one year.

     THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE INTERNAL REVENUE CODE (AND AUTHORITIES THEREUNDER) AS IN EFFECT ON THE DATE OF THIS PROSPECTUS AND PROXY STATEMENT, WITHOUT CONSIDERATION OF THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY SHAREHOLDER. SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR SITUATIONS, AS WELL AS CONSEQUENCES UNDER ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS.

CONVERSION OF SHARES AND EXCHANGE OF CERTIFICATES

     Upon consummation of the Merger, the outstanding shares of LIBERTY Common Stock will be converted into shares of BANC ONE Common Stock at the Exchange Rate. Except in the event that LIBERTY or BANC ONE shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine their respective Common Stock or declare a dividend, or make a distribution, on their respective Common Stock in any security convertible into such Common Stock prior to the time the Merger becomes effective, no further adjustments will be made in the Exchange Rate. However, in the event of such a transaction, appropriate adjustment will be made in the Exchange Rate.

     As soon as practicable after the Merger becomes effective, instructions and forms will be furnished to the shareholders of LIBERTY for use in exchanging their certificates representing shares of LIBERTY Common Stock for certificates of BANC ONE Common Stock. If any certificate for shares of BANC ONE Common Stock is to be issued in a name other than that in which the certificate for shares of LIBERTY Common Stock surrendered for exchange is registered, the certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer and the person requesting such exchange must pay to BANC ONE or its transfer agent any applicable transfer or other taxes required by reason of the issuance of the certificate.

     Until so surrendered, certificates formerly representing shares of LIBERTY Common Stock will be deemed for all purposes to evidence ownership of the number of shares of BANC ONE Common Stock into which such shares have been converted. Dividends and other distributions, if any, that become payable on BANC ONE Common Stock pending exchange of certificates representing shares of LIBERTY Common Stock will be retained by BANC ONE until surrender of such certificates, at which time such dividends and distributions will be paid, without interest. In addition, after the Effective Time the holders of certificates formerly representing shares of LIBERTY Common Stock shall cease to have rights with respect to such shares, and, except as aforesaid, their sole right shall be to exchange such certificates for shares of BANC ONE Common Stock and any fractional share payment in accordance with the Merger Agreement.

FRACTIONAL SHARES

     No fractional shares of BANC ONE Common Stock will be exchanged for shares of LIBERTY Common Stock. In lieu thereof, each shareholder of LIBERTY having a fractional interest resulting from the exchange of LIBERTY Common Stock for BANC ONE Common Stock will be paid by BANC ONE an amount in cash equal to the value of such fractional interest based upon the average of the closing prices of BANC ONE Common Stock on the NYSE during the Valuation Period (as defined below) as reported in The Wall Street Journal for NYSE Composite Transactions. As used herein, "Valuation Period" means the ten consecutive NYSE trading days ending on the sixth NYSE trading day immediately prior to the Effective Time.

INTEREST OF CERTAIN PERSONS IN THE MERGER.

     General. As described below, directors of LIBERTY and certain members of LIBERTY's management have interests in the Merger in addition to any interest they may have as shareholders of LIBERTY generally. These interests include, among others, certain bonus, potential severance and other employee benefits as described below and indemnification rights of LIBERTY directors and officers under the Merger Agreement. The LIBERTY Board was aware of the interests of all of such persons at the time it approved the Merger Agreement.

     Change in Control Bonus Pool. In connection with its approval of the Merger, on December 27, 1996, the LIBERTY Board approved a bonus pool equal to 3% of the market capitalization of LIBERTY (based on the value of the consideration to be received in the Merger determined by the Exchange Rate and the closing price of BANC ONE Common Stock on the date immediately preceding the date of the Merger Agreement) in excess of the capitalization of LIBERTY at $40.00 per share. Based on such formula, the total bonus pool is $3.6 million. Of this amount, $1.5 million is payable to Mr. Nelson, $1.25 million is payable to LIBERTY's Chief Financial Officer, Mischa Gorkuscha, and the remainder of $850,000 is payable to such executive officers of LIBERTY and in such amounts as the Board of Directors or Executive Committee of LIBERTY shall specify from time to time prior to the Effective Time. As of the date of this Prospectus and Proxy Statement, no additional executive officers of LIBERTY have been selected as recipients of such bonuses. The bonuses are payable upon consummation of the Merger. The change in control bonuses are intended to reward executive officers for their skills and efforts in negotiating the terms of the Merger and obtaining superior value for the LIBERTY shareholders.

     Employment Agreements. In connection with its approval of the Merger on December 27, 1996, the LIBERTY Board also approved employment agreements (the "Employment Agreements") between LIBERTY and each of Mr. Nelson and Mr. Gorkuscha (the "Executives"). The Employment Agreements become effective at the Effective Time and are intended to mitigate the uncertainties of future employment prospects for the Executives in connection with the Merger. If the Merger is consummated, the Employment Agreements will supersede the existing severance agreements with each of Messrs. Nelson and Gorkuscha as described below under "-- Severance Plan." Under the terms of the Employment Agreements, LIBERTY agrees to employ the Executives for a period of three years following the Effective Time. During this period, the Executive's position, authority, status and responsibilities will be at least commensurate with those which the Executive had during the 120-day period preceding the Effective Time. The Employment Agreements provide for each Executive to receive a monthly base salary equal to or greater than his highest monthly base salary during the year prior to the Effective Time, an annual bonus in cash at least equal to the highest bonus paid to the Executive in any of the three years immediately preceding the consummation of the Merger (the "Highest Annual Bonus") and incentive, savings, welfare benefit, fringe benefit and retirement plan participation at least equal to the most favorable which were in effect during the 120 day period prior to the Effective Time. The Employment Agreements are terminable upon the death or disability of the Executive, by LIBERTY for cause (as defined in the Employment Agreements), by the Executive for good reason (as defined in the Employment Agreements) or by either LIBERTY or the Executive for any reason other than death, disability or cause, including voluntarily by the Executive, for a period of 30 days after the first anniversary of the Effective Time (the "Window Period"). In the event of the termination of employment by LIBERTY other than for cause, by the Executive for good reason or by LIBERTY or the Executive during the Window Period, the Executive will receive a severance payment equal to three times the sum of the Executive's annual base salary and Highest Annual Bonus and continuation of health and welfare benefits for three years after the date of termination, and, in Mr. Nelson's case, credit for age and service under the LIBERTY Supplemental Executive Retirement Plan (described below) to age 62.

     If severance payments were required to be made to the Executives (assuming a termination of service as of April 1, 1997), the amount of the severance payments are estimated to be approximately $1,740,000 to

Mr. Nelson and approximately $777,000 to Mr. Gorkuscha. Pursuant to the Employment Agreements, each Executive is also entitled to receive a gross-up payment which, net of all taxes, is sufficient to put the Executive in the same after-tax position as if no excise tax had been imposed under Section 4999 of the Internal Revenue Code on any payments received by the Executive under his Employment Agreement.

     Severance Plan. LIBERTY has a Severance Compensation Plan adopted in 1993 (the "Severance Plan") in which seven executive officers of LIBERTY or its subsidiaries, excluding Messrs. Nelson and Gorkuscha, participate. Messrs. Nelson and Gorkuscha are participants in the Severance Plan, but their participation will cease upon consummation of the Merger when the Change in Control Employment Agreements (described above) become effective. The other executive officers who participate in the Severance Plan are the remaining members of LIBERTY's Managing Committee, Messrs. William M. Bell, Kenneth R. Brown, Edward F. Keller, W. Jeffrey Pickryl, Stephen D. Plunk, Douglas L. Ruhl and W. H. Thompson, Jr. The Severance Plan provides for a severance payment to the participating executives if their employment with LIBERTY or a successor is terminated within two years following a change in control (as defined in the Plan). The termination of employment must be involuntary for reasons other than death, disability or cause (as defined in the Plan) or voluntarily with good reason (as defined in the Plan, which includes reduction in compensation, relocation or demotions). The amount of severance payments payable under this Plan is equal to two times a participant's average cash compensation for the two years immediately preceding the termination and may in no event be greater than the amount that would be deductible by LIBERTY under applicable Internal Revenue Code (golden parachute) payment limitations after taking into consideration all payments to a participant covered by such limitations (such as payments deemed to have been received due to any acceleration of vesting of stock options, restricted stock, grants or other benefits). In connection with the approval of the Merger on December 27, 1996, the LIBERTY Board approved a modification to the severance arrangements with W. H. Thompson, Jr. to eliminate the deductibility limitation on payments to him and to provide further that LIBERTY would pay Mr. Thompson a gross-up payment calculated in the same manner as the gross-up payment for Mr. Nelson and Mr. Gorkuscha. BANC ONE has agreed to honor LIBERTY's obligations under the Severance Plan.

     The consummation of the Merger will constitute a change in control under the Severance Plan. A severance payment will be made to a participant in the Severance Plan only if a qualifying termination occurs with respect to such participant. If, pursuant to the existing Severance Plan, severance payments were required to be made to each of the participants under the Severance Plan (assuming a termination of service on April 1, 1997), the amount of such severance payments would be approximately $ 668,000, $505,000 and $462,000 for Messrs. W. H. Thompson, Jr., William M. Bell and Kenneth R. Brown, respectively, and $3,266,000 for all participating executive officers as a group (consisting of seven persons). It is anticipated that some of the participants in the Severance Plan will not continue in the employment of BANC ONE following the consummation of the Merger and will, therefore, receive severance payments under the Severance Plan and that other participants in the Severance Plan will continue in their current positions or accept other positions with BANC ONE following the consummation of the Merger and, in connection therewith, may waive their respective rights under the Severance Plan.

     Executive Officer Stock Options. LIBERTY has granted stock options to executive and other officers under a pre-existing stock option plan. As described above under "-- Effects of the Merger on LIBERTY Employee Benefits Plans and Options," each LIBERTY stock option which is outstanding and unexercised as of the Effective Time will be converted automatically into options to purchase BANC ONE Common Stock with adjustments in terms to reflect the Exchange Rate. Options granted under the LIBERTY stock option plan which are not exercisable become exercisable upon a "change in control" which for purposes of the plan will occur when the LIBERTY shareholders approve the Merger Agreement.

     Supplemental Retirement Benefits. Executive officers of LIBERTY are participants in the LIBERTY Supplemental Executive Retirement Plan ("SERP"), which provides for certain supplemental retirement benefits in order to provide a guaranteed minimum retirement benefit if the executive's retirement benefit under LIBERTY's Profit Sharing, Salary Deferral and Employee Stock Ownership Plan (the "Retirement Plan") does not reach such minimum benefit level. Benefits under the SERP which have not previously vested become vested in the event of a change in control. A change of control will occur if the Merger Agreement is approved by the LIBERTY shareholders and, accordingly, previously unvested benefits under the SERP will be accelerated.

     Restricted Stock. Certain executive officers of LIBERTY hold shares of restricted LIBERTY Common Stock originally awarded in 1992 in connection with LIBERTY's Management Incentive Bonus Plan. The vesting of these shares, to the extent not previously vested, accelerates on a change in control which will occur if the Merger Agreement is approved by the LIBERTY shareholders.

     Indemnification and Insurance. The Merger Agreement provides that BANC ONE shall insure that all rights to indemnification and defense and all limitations of liability existing in favor of any person who was or is, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of LIBERTY or any of its subsidiaries (an "Indemnified Party"), as provided in LIBERTY's certificate of incorporation and bylaws and similar governing documents of any of its subsidiaries or indemnification agreements, as in effect as of December 1, 1996, or as otherwise provided for or allowed by applicable law as in effect as of December 28, 1996 or as such law is amended prior to the Effective Time, with respect to claims or liabilities arising from facts or events existing or occurring prior to the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of six years from the Effective Time.

     The Merger Agreement further provides that, in the event of any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, or pertaining to, the Merger Agreement or any of the transactions contemplated thereby, BANC ONE will, subject to the conditions set forth in the Merger Agreement, indemnify any Indemnified Party against any and all losses, claims, damages, liabilities, costs, expenses (including attorneys' fees and expenses), judgments and fines, and amounts paid in settlement, in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

     LIBERTY and its subsidiaries maintain in effect policies providing insurance coverage for their directors and officers. Pursuant to the Merger Agreement, LIBERTY and its subsidiaries may not contract for or acquire a policy or policies providing for any such insurance coverage for any period after the Effective Time for events occurring before or after the Effective Time; provided, however, that LIBERTY may renew, extend or replace existing policies in the ordinary course consistent with past practices for periods of not greater than one year.

RESALES BY AFFILIATES

     The shares of BANC ONE Common Stock issuable to LIBERTY shareholders upon consummation of the Merger have been registered under the Securities Act, but such registration does not cover resales by any person who, directly or indirectly, controls, or is controlled by, or is under common control with, LIBERTY ("Affiliates") at the time the Merger Agreement is submitted for approval by a vote of the LIBERTY shareholders. BANC ONE Common Stock received and beneficially owned by those LIBERTY shareholders who are deemed to be Affiliates may be resold without registration as provided for by Rule 145 under the Securities Act, or as otherwise permitted. Each Affiliate who desires to resell the BANC ONE Common Stock received in the Merger must sell such BANC ONE Common Stock either (i) pursuant to an effective registration statement under the Securities Act, (ii) in accordance with the applicable provisions of Rule 145 under the Securities Act or (iii) in a transaction which, in the opinion of counsel for such Affiliate or as described in a "no-action" or interpretive letter from the Staff of the Commission, in each case reasonably satisfactory in form and substance to BANC ONE, is exempt from the registration requirements of the Securities Act.

     Rule 145(d) requires that persons deemed to be Affiliates resell their BANC ONE Common Stock pursuant to certain of the requirements of Rule 144 under the Securities Act if such BANC ONE Common Stock is sold within the first two years after the receipt thereof. After two years, if such person is not an affiliate of BANC ONE and BANC ONE is current in the filing of its periodic securities law reports, a former Affiliate of LIBERTY may freely resell the BANC ONE Common Stock received in the Merger without limitation. After three years from the issuance of the BANC ONE Common Stock, if such person is not an affiliate of BANC ONE at the time of sale or for at least three months prior to such sale, such person may freely resell such BANC ONE Common Stock, without limitation, regardless of the status of BANC ONE's periodic securities law reports.

     LIBERTY has agreed to use reasonable best efforts to cause each person who is at the Effective Time or was, at the time of the Special Meeting, an Affiliate to execute and deliver to BANC ONE a written undertaking to the effect that no sale will be made of any shares of BANC ONE Common Stock received in the Merger by such Affiliate except in accordance with the Securities Act. The BANC ONE Common Stock certificates issued to Affiliates of LIBERTY in the Merger may contain an appropriate restrictive legend, and appropriate stop transfer orders may be given to the transfer agent for such certificates.

OPTION

     Concurrently with and as a condition to BANC ONE's execution and delivery of the Merger Agreement, LIBERTY and BANC ONE entered into an Option Agreement, dated as of December 28, 1996 (the "Option Agreement"), pursuant to which BANC ONE was granted the Option to purchase, under certain conditions, up to 1,879,570 shares of LIBERTY Common Stock at a purchase price of $50.25 per share. The purchase price is the closing trade price of a share of LIBERTY Common Stock on the NASDAQ-NMS on December 30, 1996, the date the Merger was announced. The Option becomes exercisable following the occurrence of both a "Purchase Event" and an "Initial Triggering Event", as those terms are defined below. The Option might have the effect of discouraging other persons interested in acquiring LIBERTY from making acquisition proposals. As of the date of this Prospectus and Proxy Statement, no Purchase Event or Initial Triggering Event has occurred and, therefore, the Option is not presently exercisable.

     The Option expires (such event being referred to as the "Option Termination Event") if not exercised as permitted under the Option Agreement prior to the earlier of (i) the Effective Time, (ii) BANC ONE or LIBERTY receiving written notice from the Federal Reserve or its staff to the effect that the exercise of the Option pursuant to the terms of the Option Agreement is not consistent with
Section 3 of the Bank Holding Company Act of 1956, as amended, (iii) termination of the Merger Agreement by BANC ONE in accordance with its provisions if such termination occurs prior to the occurrence of an Initial Triggering Event (as defined below), (iv) the first business day after the 548th calendar day following termination of the Merger Agreement by BANC ONE in accordance with its provisions, if such termination follows the occurrence of an Initial Triggering Event, provided that the Option shall in all events expire not later than 24 months after such Initial Triggering Event, (v) termination of the Merger Agreement by LIBERTY in accordance with the terms thereof or (vi) termination of the Merger Agreement by the mutual consent of the parties. If, in the case of
(iv), the Option is otherwise exercisable but cannot be exercised on such day solely because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall expire on the 20th business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

     Provided that (i) no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the exercise of the Option or the delivery of the shares of LIBERTY Common Stock subject to the Option shall be in effect, (ii) any such exercise shall otherwise be subject to compliance with applicable law and (iii) BANC ONE is not then in material breach of the Merger Agreement, BANC ONE may exercise the Option in whole or in part at any time or from time to time after the occurrence of both an Initial Triggering Event and a Purchase Event (as defined below) if, but only if, both the Initial Triggering Event and the Purchase Event shall have occurred prior to the occurrence of an Option Termination Event. If BANC ONE wishes to exercise the Option, written notice of such exercise shall be given to LIBERTY within 30 days following such Purchase Event specifying the number of shares of LIBERTY Common Stock BANC ONE will purchase pursuant to such exercise and a place and date for the closing of the purchase which date shall be within 45 days following the receipt of the last of any required regulatory approvals, but in any event within 365 days of the Purchase Event, subject to reasonable extensions in order for BANC ONE to obtain required regulatory approvals.

     For purposes of the Option Agreement, an "Initial Triggering Event" shall have occurred at such time as one of the following events shall have occurred and BANC ONE shall have determined in good faith (and shall have notified LIBERTY in writing of such determination) that there is a reasonable likelihood that, as a result of the occurrence of any of the following events, consummation of the Merger pursuant to the terms of the Merger Agreement is jeopardized: (i) any person (other than BANC ONE or any BANC ONE subsidiary or affiliate) shall have commenced a bona fide offer to purchase shares of LIBERTY Common Stock such that upon consummation of the offer such person would own or control 10% or more of the outstanding shares of LIBERTY Common Stock or shall have entered into an agreement with LIBERTY, or shall have filed an application or notice with the Federal Reserve or any other federal or state regulatory agency for clearance or approval to (A) merge or consolidate or enter into any similar transaction with LIBERTY, (B) purchase, lease or otherwise acquire all or substantially all of the assets of LIBERTY or (C) purchase or otherwise acquire securities representing 10% or more of the voting power of LIBERTY; (ii) any person (other than BANC ONE, BOOC, any BANC ONE subsidiary or affiliate, any subsidiary of LIBERTY in a fiduciary capacity) or any current shareholder of LIBERTY which has beneficial ownership of 10% or more of the outstanding shares of LIBERTY Common Stock (a "Current 10% Shareholder") shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of LIBERTY Common Stock or, in the case of a Current 10% Shareholder, said Current 10% Shareholder shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of LIBERTY Common Stock in addition to those beneficially owned as of December 28, 1996; (iii) any person (other than BANC ONE or any BANC ONE subsidiary or affiliate) shall have made a bona fide proposal to LIBERTY after the date of the Merger Agreement by public announcement or written communication that is the subject of public disclosure or regulatory report or filing to (A) acquire LIBERTY by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, or (B) make an offer described in clause (i) above; (iv) any person shall have solicited proxies in a proxy solicitation subject to Regulation 14A under the Exchange Act in opposition to approval of the Merger Agreement by LIBERTY's shareholders; or (v) LIBERTY shall have willfully breached any provision of the Merger Agreement which breach would entitle BANC ONE to terminate the Merger Agreement and such breach is not cured pursuant to the terms of the Merger Agreement.

     For purposes of the Option Agreement, a "Purchase Event" shall have occurred at such time as (i) any person (other than BANC ONE or any BANC ONE subsidiary or affiliate) acquires beneficial ownership of 50% or more of the then-outstanding shares of LIBERTY Common Stock or (ii) LIBERTY enters into an agreement with another person (other than BANC ONE or any BANC ONE subsidiary) pursuant to which such person is entitled to acquire 50% or more of the then-outstanding shares of LIBERTY Common Stock.

ACCOUNTING TREATMENT

     BANC ONE expects to account for the acquisition of LIBERTY as a purchase under generally accepted accounting principles. Accordingly, all of the assets and liabilities of LIBERTY would be recorded in BANC ONE's consolidated financial statements at their fair value at the Effective Time, and the amount, if any, by which the purchase price paid by BANC ONE exceeds the fair value of the assets acquired by BANC ONE through the Merger would be recorded as goodwill. BANC ONE's consolidated financial statements would include the operations of LIBERTY after the Effective Time.

TRANSFER AND EXCHANGE AGENTS

     Harris Trust and Savings Bank, Chicago, Illinois, serves as Transfer Agent and as Registrar for BANC ONE Common Stock. Harris Trust and Savings Bank will act as Exchange Agent in connection with the Merger. Liberty Bank and Trust Company of Oklahoma City, N.A. acts as Transfer Agent and Registrar for LIBERTY Common Stock.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

DESCRIPTION OF BANC ONE STOCK

     General. The authorized capital stock of BANC ONE consists of 600,000,000 shares of BANC ONE Common Stock and 35,000,000 shares of preferred stock, without par value ("Preferred Stock"), divided into 10,000,000 shares of Class A Preferred Stock, 1,000,000 shares of Class B Convertible Preferred Stock ("Class B Preferred Stock") and 24,000,000 shares of Class C Preferred Stock of which the Series C $3.50 Cumulative Convertible Preferred Stock, consisting of 5,000,000 authorized shares, has been designated ("Class C Preferred Stock"). As of September 30, 1996, there were issued and outstanding 4,801,546 shares of Class C Preferred Stock and there were issued 431,805,662 shares of BANC ONE Common Stock (including 5,622,100 shares of treasury stock).

     The following summary of the terms of BANC ONE's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Ohio Law and BANC ONE's articles of incorporation ("BANC ONE's Articles").

     Common Stock. Holders of BANC ONE Common Stock are entitled to receive dividends out of funds legally available therefor as and if declared by the BANC ONE Board of Directors (the "BANC ONE Board") provided that, so long as any shares of Preferred Stock are outstanding, no dividends (other than dividends payable in BANC ONE Common Stock) or other distributions (including redemptions and purchases) may be made with respect to the BANC ONE Common Stock unless full cumulative dividends on the shares of Preferred Stock have been paid.

     Holders of shares of BANC ONE Common Stock are entitled to one vote for each share for the election of directors and on all other matters. Holders of BANC ONE Common Stock vote together as a class with holders of Class A Preferred Stock and Class B Preferred Stock. Generally, holders of Class C Preferred Stock have no voting rights.

     The issued and outstanding shares of BANC ONE Common Stock are fully paid and nonassessable. The holders of BANC ONE Common Stock are not entitled to preemptive rights or conversion or redemption rights. The holders of BANC ONE Common Stock do not have cumulative voting rights in the election of directors.

     In the event of the voluntary or involuntary dissolution, liquidation or winding up of BANC ONE, holders of BANC ONE Common Stock will be entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors (including holders of BANC ONE's indebtedness) and holders of Preferred Stock, all the remaining assets of BANC ONE available for distribution.

     Preferred Stock. BANC ONE's Board has the authority to issue shares of Class A and Class C Preferred Stock in one or more series and to fix the designations, number of shares, dividends, redemption rights, sinking fund requirements, liquidation prices, conversion rights and other rights, qualifications, limitations or restrictions thereon (except voting rights) as the BANC ONE Board may from time to time be permitted by law to fix or change.

     Currently, no shares of Preferred Stock except shares of Class C Preferred Stock are outstanding. Holders of Class C Preferred Stock are entitled to receive out of funds legally available therefor cumulative cash dividends at the annual rate of $3.50 per share payable quarterly on the last day of March, June, September and December in each year. If full cumulative dividends on outstanding shares of Class C Preferred Stock have not been paid, no dividends may be declared or paid on, and no amounts may be set aside or applied to the redemption or purchase of, any shares of BANC ONE Common Stock or any other shares of capital stock of BANC ONE ranking junior to shares of Class C Preferred Stock. Upon the voluntary or involuntary dissolution, liquidation or winding up of BANC ONE, holders of Class C Preferred Stock are entitled to receive a preferential distribution of $50 per share plus accrued and unpaid dividends, if any. The Class C Preferred Stock ranks on a parity as to payment of dividends and with respect to distributions upon liquidation with the Class B Preferred Stock.

     Generally, holders of shares of Class C Preferred Stock have no voting rights. However, the approval of holders of a majority of the outstanding shares of Class C Preferred Stock voting together as a class is required in order to amend BANC ONE's Articles to affect adversely the rights of the holders of the Class C Preferred Stock or to take any action that would result in the creation of or an increase in the number of authorized shares senior or superior with respect to dividends or upon liquidation to the Class C Preferred Stock. Holders of Class C Preferred Stock also have the right to elect two additional directors during any period in which dividends on Class C Preferred Stock are cumulatively in arrears in the amount of six or more full quarterly dividends. At the option of the holder of any shares of Class C Preferred Stock, such shares may be converted into shares of BANC ONE Common Stock at the conversion rate then in effect. The present conversion rate is 1.928982 shares of BANC ONE Common Stock for each share of Class C Preferred Stock and is subject to adjustment for stock dividends, subdivisions, splits and combinations and for any distribution of rights or warrants to purchase BANC ONE Common Stock at a price per share less than the BANC ONE Common Stock's then-current market value.

     The issued shares of Class C Preferred Stock may be redeemed, in whole or in part, by BANC ONE at its election at any time after April 15, 1995, at a redemption price of $52.10 per share during the period from April 15, 1995, to but not including March 31, 1996, and thereafter at the redemption prices during the 12-month periods beginning on March 31 of the years shown below, plus accrued and unpaid dividends, if any.

                                   YEAR                                REDEMPTION PRICE
        -----------------------------------------------------------    ----------------
        1996.......................................................         $51.75
        1997.......................................................         $51.40
        1998.......................................................         $51.05
        1999.......................................................         $50.70
        2000.......................................................         $50.35
        2001 and thereafter........................................         $50.00

The Class C Preferred Stock is not subject to the operation of a sinking fund.

     Special Voting Requirements for Certain Transactions. Under Ohio Law, a merger or consolidation by an Ohio corporation generally requires the affirmative vote of holders of shares representing at least two-thirds of the shareholder voting power of the corporation, unless the corporation's articles of incorporation provide for approval by a different proportion not less than a majority. BANC ONE's Articles generally require only approval of holders of a majority of the outstanding shares for such transactions.

     Article Eleventh of BANC ONE's Articles incorporates, to a large extent, the provisions of the Ohio control share acquisition statute (the "Ohio Control Share Statute"), as set forth in Section 1701.831 of the Ohio Revised Code. Article Eleventh sets forth procedures for obtaining shareholder consent of "control share acquisitions" subject to the right of the Board of Directors to screen out proposals that do not meet certain standards set forth in Article Eleventh. Article Eleventh defines a "control share acquisition" as any acquisition, directly or indirectly, of shares of BANC ONE which, when added to all other shares of BANC ONE owned or controlled by the acquiror, would entitle the acquiror, alone or with others, to exercise or direct the exercise of voting power in BANC ONE in the election of directors within any of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; and (iii) a majority or more. A bank, broker, nominee, trustee or other person who acquires shares in the ordinary course of business for the benefit of others in good faith and not for the purpose of circumventing Article Eleventh shall be deemed to have voting power only of shares in respect of which such person would be able to exercise or direct the exercise of votes without further instruction from others at a meeting of shareholders called under Article Eleventh. A control share acquisition which meets certain criteria set forth in Article Eleventh as determined by the Board of Directors must be presented to a meeting of the shareholders of BANC ONE and approved by the affirmative vote of the holders of both (a) a majority of the voting power represented at the meeting and (b) a majority of that portion of such voting power excluding any "interested shares"; that is, those shares held by the acquiring person, executive officers of BANC ONE and employees of BANC ONE who are also directors. Article Eleventh may be amended by a vote of 85% of the votes entitled to be cast by all holders of voting stock.

     BANC ONE's Articles also include a "fair price" provision that is designed to provide reasonable assurances to shareholders that in the event any shareholder or group of shareholders acquires 20% or more of BANC ONE's voting stock (the "Acquiror") and then seeks to acquire all or part of the remaining voting stock through a merger or other transaction which would force a change or termination of the other shareholders' ownership interests (a "Business Combination"), such other shareholders must receive consideration at least equivalent to the highest price paid by the Acquiror in acquiring its 20% stock interest, unless the Business Combination is approved either (i) by a majority of directors who are unrelated to the Acquiror or (ii) by the affirmative vote of 75% of all the votes entitled to be cast by all holders of voting stock and 67% of the votes entitled to be cast by all holders of voting stock held by shareholders other than the Acquiror ("Special Shareholder Vote").

     This provision operates by requiring that after an Acquiror emerges, any Business Combination which has the effect of requiring shareholders to surrender their shares must satisfy one of the following conditions:

          (i) Fair Consideration to Shareholders. The terms of the Business Combination must provide for payment of consideration which is at least equivalent to the highest price paid to other shareholders by the Acquiror in acquiring its 20% stock position and must be approved by shareholders as otherwise required by applicable law; or

          (ii) Unrelated Director Approval. The Business Combination must be approved as fair to shareholders by a majority of the directors who are not affiliated with the Acquiror and who were directors before the Acquiror acquired its 20% stock position or who were nominated or elected to succeed such directors by the other unaffiliated directors ("Unrelated Directors") and must be approved by shareholders as otherwise required by applicable law; or

          (iii) Special Shareholder Vote. The Business Combination must be approved by a Special Shareholder Vote.

     Article Tenth of BANC ONE's Articles, which contains this provision, may be amended only by a vote of 85% of the votes entitled to be cast by all holders of voting stock, unless the amendment is approved unanimously by the Unrelated Directors, in which case only majority shareholder approval would be required.

     Chapter 1704 of the Ohio Revised Code (the "Ohio Statute") is similar to the "fair price" provision contained in BANC ONE's Articles. The Ohio Statute prohibits an "Issuing Public Corporation" from engaging in a "Chapter 1704 Transaction" with an "Interested Shareholder" for a period of three years following the date on which the person becomes an Interested Shareholder unless, prior to such date, the directors of the Issuing Public Corporation approve either the Chapter 1704 Transaction or the acquisition of shares pursuant to which such person became an Interested Shareholder. After the initial three-year moratorium has expired, an Issuing Public Corporation may engage in a Chapter 1704 Transaction if (i) the acquisition of shares pursuant to which the person became an Interested Shareholder received the prior approval of the board of directors of the Issuing Public Corporation, (ii) the Chapter 1704 Transaction is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the Issuing Public Corporation and by the holders of at least a majority of voting shares which are not beneficially owned by an Interested Shareholder or an affiliate or associate of an Interested Shareholder, or (iii) the Chapter 1704 Transaction meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

     For this purpose, an "Issuing Public Corporation" is any Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices or substantial assets within the State of Ohio. BANC ONE currently is an Issuing Public Corporation. An "Interested Shareholder" is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the Issuing Public Corporation. A "Chapter 1704 Transaction" includes any merger, consolidation, combination or majority share acquisition between or involving an Issuing Public Corporation and an Interested

Shareholder or an affiliate or associate of an Interested Shareholder. A Chapter 1704 Transaction also includes certain transfers of property, dividends and issuance or transfers of shares, from or by an Issuing Public Corporation or a subsidiary of an Issuing Public Corporation to, with or for the benefit of an Interested Shareholder or an affiliate or associate of an Interested Shareholder unless such transaction is in the ordinary course of business of the Issuing Public Corporation on terms no more favorable to the Interested Shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions. Finally, Chapter 1704 Transactions include certain transactions which (i) increase the proportionate share ownership of an Interested Shareholder, (ii) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs or liquidation of the Issuing Public Corporation if such plan is proposed by or on behalf of the Interested Shareholder or (iii) pledge or extend the credit or financial resources of the Issuing Public Corporation to or for the benefit of the Interested Shareholder.

COMPARISON OF BANC ONE COMMON STOCK AND LIBERTY COMMON STOCK

     The rights of BANC ONE shareholders are governed by BANC ONE's Articles and Code of Regulations and the applicable provisions of Ohio Law, while the rights of LIBERTY shareholders are governed by LIBERTY's certificate of incorporation and bylaws and the applicable provisions of Oklahoma Law. If the shareholders of LIBERTY approve the Merger Agreement and the Merger is subsequently consummated, holders of LIBERTY Common Stock will become holders of BANC ONE Common Stock. The following comparison of the rights of holders of BANC ONE Common Stock and LIBERTY Common Stock is based on current terms of the governing documents of the respective companies and on the current provisions of applicable state law.

     The rights of holders of LIBERTY Common Stock and holders of BANC ONE Common Stock are similar in several respects: each shareholder is entitled to one vote for each share held on all matters submitted to a vote of shareholders and neither is entitled to cumulative voting rights in connection with the election of directors, each shareholder is entitled to receive pro rata any assets distributed to shareholders upon liquidation, dissolution or winding up of the affairs of the company (after all creditors have been satisfied and requisite preferential amounts are paid to the holders of outstanding preferred stock), and shareholders are not entitled to preemptive rights to subscribe for or purchase any stock or other securities in proportion to their respective holdings upon the offering or sale by BANC ONE or LIBERTY of such securities to others. Although it is impracticable to note all the differences between Ohio Law and Oklahoma Law generally and all of the differences between the applicable governing documents of BANC ONE and LIBERTY, the following is intended to be a summary of certain significant differences between the rights of holders of BANC ONE Common Stock and the rights of holders of LIBERTY Common Stock.

     Dividends. Under Ohio Law, dividends may be paid out of surplus, including both earned surplus and capital surplus, in cash, property or shares of the corporation, provided that such dividend payments are not in violation of the rights of any other class of securities and are not made when the corporation is insolvent or there is reasonable ground to believe that by such payment it will be rendered insolvent. Oklahoma Law permits the payment of dividends out of surplus or, in case there shall be no surplus, out of the corporation's net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year; provided, if the capital of the corporation has been diminished to an amount less than the aggregate amount of the capital represented by the stock of all classes having a preference on the distribution of assets, if any, dividends may not be declared and paid out of any such net profits until the deficiency in the amount of the capital represented by the preferred stock has been repaired. The payment of dividends by bank holding companies also is subject to certain regulatory constraints.

     Dissenters' or Appraisal Rights. Under Ohio Law, the shareholders of an Ohio corporation that is being merged into a surviving or new corporation, and the shareholders of an Ohio corporation that is the surviving corporation of a merger on which such shareholders are entitled to vote, have the right to dissent from the merger and, if certain procedural requirements are satisfied, to receive, in lieu of the merger consideration, a payment equal to the fair cash value of such shareholders' shares as of the day preceding the shareholder vote. Shareholders of an Ohio Corporation are also entitled to exercise dissenters' rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of such corporation and in connection with certain amendments to such corporation's articles of incorporation.

     Oklahoma Law grants to shareholders appraisal rights in the case of a merger or consolidation of the corporation, other than a merger in which the corporation is the surviving corporation and with respect to which a vote of the shareholders is not necessary to authorize such merger. Notwithstanding the foregoing, unless the corporation's certificate of incorporation otherwise provides, the holders of shares of a corporation, the shares of which are listed on a national securities exchange or held of record by more than 2,000 shareholders as of the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, do not have the right to dissent from such corporate action unless such shareholders are required to accept for their shares anything except (i) shares of stock of the surviving corporation, (ii) shares of stock of any other corporation which as of the effective date of such merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders, (iii) cash in lieu of fractional shares or (iv) any combination of shares of stock and cash in lieu of fractional shares described in (i), (ii) and (iii) above. Oklahoma Law does not provide for appraisal rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of a corporation or in connection with amendments to an Oklahoma corporation's certificate of incorporation.

     Directors. LIBERTY's Board is divided into three classes, as nearly equal in number as possible, with members of each class elected to serve for three years, and with one class being elected each year. BANC ONE does not have a classified board, with the result that directors serve for one year terms and the entire BANC ONE Board is elected annually. To qualify for election to BANC ONE's Board, an individual must own a substantial number of shares of BANC ONE's capital stock, and must not also serve as a director or officer of or in any other management relationship for any financial institution that is in competition with BANC ONE or any of its subsidiaries. Neither Oklahoma Law nor LIBERTY's governing documents impose any similar requirements on LIBERTY directors.

     Any LIBERTY director may be removed from office only for cause and only by the affirmative vote of at least 66 2/3% of the outstanding shares of stock of LIBERTY entitled to vote on the election of directors. Directors of BANC ONE may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power present at a meeting of BANC ONE shareholders.

     Special Voting Requirements for Certain Transactions. BANC ONE's Articles generally require only approval of the holders of a majority of the outstanding shares for mergers or consolidations. Oklahoma Law imposes a similar requirement with respect to such transactions.

     Oklahoma Law, like the Ohio Statute, prohibits a business combination between a corporation and an "interested shareholder" (which is defined under the Oklahoma Law to include a person beneficially owning outstanding stock of the corporation having 15% or more of all voting power of the corporation) for three years following the date the person becomes an interested shareholder unless certain conditions are met. Unlike the Ohio Statute, however, the Oklahoma Law does not contain any restrictions on such transactions following the initial three year restricted period. See "-- Description of BANC ONE Stock -- Special Voting Requirements for Certain Transactions."

     Oklahoma Law contains a "control share acquisition" statute that is generally similar to the Ohio Control Share Statute. However, the LIBERTY's certificate of incorporation expressly provides that such statutory provisions shall not apply to LIBERTY.

     In addition to being subject to the laws of Oklahoma and Ohio, respectively, LIBERTY and BANC ONE, as bank holding companies, are subject to various provisions of federal law with respect to mergers, consolidations and certain other corporate transactions.

     Amendment of Governing Documents. Generally, the affirmative vote of the holders of at least a majority of the voting power of the corporation is required to amend LIBERTY's certificate of incorporation. BANC ONE's Articles may be amended by the affirmative vote of the holders of a majority of the voting power of BANC ONE, except that amendments to the "control share acquisition" and "fair price" provisions require the affirmative vote of 85% of the total voting power. See "-- Description of BANC ONE Capital Stock -- Special Voting Requirements for Certain Transactions."

     The LIBERTY Bylaws may be amended from time to time by the affirmative vote of a majority of the board of directors present at a meeting or by the affirmative vote of the holders of a majority of the outstanding shares of LIBERTY entitled to vote thereon and present at any meeting; provided, however, that no amendment which would be inconsistent with certain provisions of the LIBERTY Bylaws relating to the election and removal of directors (see
"-- Directors") may be made without the approval of holders of at least 66 2/3% of the outstanding shares of LIBERTY entitled to vote on the election of directors. The Code of Regulations of BANC ONE may only be amended by the affirmative vote of a majority of the voting power represented by the outstanding voting stock of BANC ONE present in person or by proxy at an annual or special meeting called for such purpose.

     Liability of Officers and Directors. Under both Ohio and Oklahoma Law, shareholders are entitled to bring suit, generally in an action on behalf of the corporation, to recover damages caused by breaches of the duty of care and the duty of loyalty owed to a corporation and its shareholders by directors and, to a certain extent, officers. Ohio Law has codified the traditional business judgment rule. Ohio Law provides that the business judgment presumption of good faith may only be overcome by clear and convincing evidence, rather than the preponderance of the evidence standard applicable in most states.

     Further, Ohio Law provides specific statutory authority for directors to consider, in addition to the interests of the corporation's shareholders, other factors such as the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state and nation; community and societal considerations; the long-term and short-term interests of the corporation and its shareholders; and the possibility that these interests may be best served by the continued independence of the corporation. Neither Oklahoma Law nor LIBERTY's governing documents contain a similar provision.

     Oklahoma Law permits corporations to include provisions in their certificates of incorporation that limit liability for monetary damages resulting from breaches of fiduciary duty as a director, subject to certain exceptions, and both Ohio and Oklahoma Law permits corporations to indemnify officers and directors in certain circumstances for their expenses and liabilities incurred in connection with defending pending or threatened suits, as more fully described below.

     Indemnification and Insurance. Under Ohio and Oklahoma Law, corporations are permitted, and in some circumstances required, to indemnify, among others, current and prior officers, directors, employees or agents of the corporation for expenses and liabilities incurred by such parties in connection with defending pending or threatened suits instituted against them in their corporate capacities, provided certain specified standards of conduct are determined to have been met. Both Ohio and Oklahoma Law further permit corporations to grant indemnification rights more expansive than those permitted by statute and to purchase insurance for indemnifiable parties against any liability asserted against or incurred by such parties in their corporate capacities. In addition, Ohio Law contains an express authorization for corporations to establish trust funds, insurance subsidiaries or other forms of self-insurance for the benefit of their officers, directors, employees and agents.

     The LIBERTY Bylaws provide that LIBERTY shall indemnify such persons and to such extent as may be legally permitted under the laws of the State of Oklahoma in effect from time to time. The BANC ONE Code of Regulations provide that BANC ONE may indemnify directors, officers, employees and agents to the fullest extent permitted by law against costs incurred in connection with any threatened, pending or completed claim, action, suit or proceeding because of such person's service as a director, officer, employee or agent of BANC ONE.

     BANC ONE has entered into indemnification contracts with its directors and certain of its officers that, among other things, provide the contracting director or officer with certain procedural and substantive rights to indemnification. Such indemnification rights apply to acts or omissions of such persons, whether such acts or omissions occurred before or after the effective date of the contract. LIBERTY has entered into similar indemnification contracts with its directors. See "MERGER -- Interests of Certain Persons in the Merger."

                     INFORMATION ABOUT BANC ONE CORPORATION

GENERAL

     BANC ONE is a multi-bank holding company which provides a full range of consumer and commercial banking and related financial services. At December 31, 1996, BANC ONE operated approximately 1,500 banking offices in Arizona, Colorado, Illinois, Indiana, Kentucky, Louisiana, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. At December 31, 1996, BANC ONE had consolidated total assets of $101.8 billion, consolidated total deposits of $72.4 billion and consolidated total stockholders' equity of $8.6 billion. At September 30, 1996, BANC ONE ranked 10th among the nation's publicly owned bank holding companies in terms of consolidated average total assets and 9th in terms of consolidated average common equity.

     At December 31, 1995 BANC ONE's bank subsidiaries (the "affiliate banks") held the largest statewide share of total bank deposits in Arizona and Kentucky, the second largest share of such deposits in Indiana, Ohio and West Virginia, and the third largest share of such deposits in Colorado, Wisconsin and Texas. BANC ONE has smaller statewide market shares in the other states in which BANC ONE operates banks. At December 31, 1996, except for Bank One, Texas, N.A., no single BANC ONE affiliate bank accounted for more than 20% of BANC ONE's consolidated total assets. BANC ONE also owns nonbank subsidiaries that engage in credit card and merchant processing, consumer and education finance, mortgage banking, insurance, venture capital, investment and merchant banking, trust, brokerage, investment management, equipment leasing and data processing.

     Since its formation in 1968, BANC ONE has acquired over 100 banking institutions and the number of banking offices of its affiliate banks has increased from 24 to approximately 1,500. BANC ONE continues to explore opportunities to acquire banks and nonbank companies permitted by the Bank Holding Company Act of 1956, as amended (the"BHCA"). Discussions are continually being carried on relating to such acquisitions. It is not presently known whether, or on what terms, such discussions will result in further acquisitions.

     BANC ONE is a legal entity separate and distinct from its affiliate banks and its nonbanking subsidiaries (collectively, the "affiliates"). Accordingly, the right of BANC ONE, and thus the right of BANC ONE's creditors and shareholders, to participate in any distribution of the assets or earnings of any affiliate is necessarily subject to the prior claims of creditors of the affiliate except to the extent that claims of BANC ONE in its capacity as a creditor may be recognized. The principal sources of BANC ONE's revenues are dividends and fees from its affiliates. See "--Certain Regulatory Matters--Dividend Restrictions" for a discussion of the restrictions on the affiliate banks' ability to pay dividends to BANC ONE.

     BANC ONE is incorporated in Ohio and has functioned as a multi-bank holding company since 1968. Its executive offices are located at 100 East Broad Street, Columbus, Ohio 43271, and its telephone number is (614) 248-5944.

RECENT DEVELOPMENTS

     1996 Financial Results. On January 20, 1997, BANC ONE announced results of its operations for the fourth quarter and year ended December 31, 1996.

                                              FOR THE THREE MONTHS
                                                      ENDED                  FOR THE YEAR ENDED
                                                  DECEMBER 31,                  DECEMBER 31,
                                            -------------------------     -------------------------
                                               1996           1995           1996           1995
                                            ----------     ----------     ----------     ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income.........................    $2,099,322     $1,837,980     $8,044,852     $7,100,918
Income before income tax................       535,317        477,789      2,110,712      1,910,282
Net income..............................       369,797        336,846      1,426,533      1,277,863
Net income per common share.............    $      .85     $      .77     $     3.23     $     2.91
Weighted average common shares
  outstanding (000).....................       430,992        431,746        436,927        433,323

     Proposed Merger with First USA, Inc. On January 19, 1997, BANC ONE and First USA, Inc. ("First USA") jointly announced that an agreement had been reached for First USA to merge with and into BANC ONE (the "First USA Merger"). Terms of the agreement call for First USA shareholders to receive 1.1659 shares of BANC ONE Common Stock for each outstanding share of First USA common stock. First USA is a financial services company specializing in the credit card business with $22.4 billion in managed credit card receivables and approximately 16 million card holders at December 31, 1996. First USA had total assets of $10.2 billion and stockholders' equity of $1.2 billion at December 31, 1996. Even though First USA has traditionally produced high growth in earnings, BANC ONE management estimates that this transaction will be dilutive to BANC ONE's earnings per common share in 1997, neutral in 1998 and accretive to earnings per common share thereafter. Further, given the operational overlap of credit card operations between BANC ONE and First USA, and the incurrence of certain costs resulting from the First USA Merger, BANC ONE management estimates a charge to earnings of $150 million; however, the actual charge could be substantially greater. Consummation of the FIRST USA Merger is subject to the receipt of regulatory approvals and the approvals of the shareholders of BANC ONE and First USA, as well as other conditions set forth in the First USA merger agreement. It is expected that the transaction will be completed in the second quarter of 1997. The First USA Merger will be accounted for as a pooling of interests.

     Strategic Initiatives. In 1995, BANC ONE launched a series of strategic initiatives collectively referred to as "Project One." These initiatives are designed to enhance the effectiveness and efficiency of certain operations by, among other things, decreasing the number of legal entities, combining operations and systems, and centralizing many staff and line functions. During 1996, BANC ONE incurred Project One expenses of $150 million. It is management's view that Project One will continue to result in higher expense levels during the first half of 1997, with anticipated expense reduction benefits realized thereafter. In addition, BANC ONE has initiated a review of certain of its lines of business activities. This review is anticipated to be completed during the second quarter of 1997. While the exact impact of the review is not yet known, the outcome may include a variety of initiatives, possibly including consolidation of functions, installations or operations. These initiatives could result in a charge to earnings, the magnitude of which cannot presently be determined.

MARKET PRICES OF AND CASH DIVIDENDS DECLARED ON BANC ONE COMMON STOCK

     BANC ONE Common Stock is, and the shares offered hereby will be, listed on the NYSE and traded under the symbol "ONE." The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of BANC ONE Common Stock on the NYSE Composite Tape and cash dividends declared per share of BANC ONE Common Stock. The cash dividend and stock price information has been adjusted to reflect all stock dividends and stock splits on BANC ONE Common Stock, including the 10% stock dividend on BANC ONE Common Stock paid on March 6, 1996 to shareholders of record on February 21, 1996.

                                                    PRICE RANGE OF COMMON
                                                            STOCK
                                                  -------------------------             DIVIDENDS
                                                   HIGH               LOW               DECLARED
                                                  ------             ------             ---------
1995
First Quarter...............................      $27.39             $22.85               $ .31
Second Quarter..............................       31.94              26.03                 .31
Third Quarter...............................       33.41              27.95                 .31
Fourth Quarter..............................       36.48              30.35                 .31

1996
First Quarter...............................      $38.50             $31.94               $ .34
Second Quarter..............................       37.75              32.88                 .34
Third Quarter...............................       41.38              31.25                 .34
Fourth Quarter..............................       47.88              40.38                 .34

1997
First Quarter...............................      $                  $                    $
  (through February   , 1997)

     The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of BANC ONE and its subsidiaries, applicable government regulations and other factors deemed relevant by the BANC ONE Board. As described under "-- Certain Regulatory Matters -- Dividend Restrictions," various state and federal laws limit the ability of affiliate banks to pay dividends to BANC ONE.

     The First USA merger agreement provides that, during the time period from January 28, 1996 to the effective time of the First USA merger, BANC ONE shall not, and shall not permit any of its subsidiaries to: (i) adjust, split, combine or reclassify any capital stock; or (ii) make, declare or pay any dividend (except (A) for regular quarterly cash dividends at a rate not in excess of $0.38 per share of BANC ONE Common Stock, (B) for regular quarterly cash dividends at a rate not in excess of $0.875 per share of BANC ONE Class C Preferred Stock and (C) except for dividends paid in the ordinary course of business by any subsidiary (whether or not wholly owned) of BANC ONE) or make any extraordinary distribution on any shares of its capital stock. See
"-- Recent Developments -- Proposed Merger with First USA, Inc."

CERTAIN REGULATORY MATTERS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides certain specific information relevant to BANC ONE. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to BANC ONE or its subsidiaries may have a material effect on the business of BANC ONE.

     General. As a bank holding company, BANC ONE is subject to regulation under the BHCA and to inspection, examination and supervision by the Federal Reserve. Under the BHCA, bank holding companies generally may not acquire the ownership or control of more than 5% of the voting shares or substantially all the assets of any company, including a bank, without the Federal Reserve's prior approval. In addition, bank holding companies generally may engage, directly or indirectly, only in banking and such other activities as are determined by the Federal Reserve to be closely related to banking.

     Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, limit borrowings by BANC ONE and its nonbank subsidiaries from BANC ONE's affiliate banks, and also limit various other transactions between BANC ONE and its nonbank subsidiaries, on the one hand, and BANC ONE's affiliate banks, on the other. For example, Section 23A limits to no more than 10% of its total capital the aggregate outstanding amount of any bank's loans and other "covered transactions" with any particular nonbank affiliate; and limits to no more than 20% of its total capital the aggregate outstanding amount of any bank's covered transactions with all of its nonbank affiliates. Section 23A also generally requires that a bank's loans to its nonbank affiliates be secured, and Section 23B generally requires that a bank's transactions with its nonbank affiliates be on arms' length terms.

     Most of BANC ONE's affiliate banks are national banking associations and, as such, are subject to regulation primarily by the Office of the Comptroller of the Currency ("OCC") and, secondarily, by the Federal Deposit Insurance Corporation ("FDIC") and the Federal Reserve. BANC ONE's state-chartered banks also are subject to regulation by the FDIC and the Federal Reserve and, in addition, by their respective state banking departments. BANC ONE and its subsidiaries also are affected by the fiscal and monetary policies of the federal government and the Federal Reserve, and by various other governmental requirements and regulations.

     Liability for Bank Subsidiaries. The Federal Reserve has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to maintain resources adequate to support each such subsidiary bank. This support may be required at times when BANC ONE may not have the resources to provide it. In addition, Section 55 of the National Bank Act permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital has become impaired. If a shareholder fails within three months to pay such an assessment, the OCC can order the sale of the shareholder's stock to cover the deficiency. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to priority of payment.

     Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Also, in the event that such a default occurred with respect to a bank, any loans to the bank from its parent holding company would be subordinate in right of payment to payment of the bank's depositors and certain of its other obligations.

     Capital Requirements. BANC ONE is subject to capital ratios, requirements and guidelines imposed by the Federal Reserve, which are substantially similar to the ratios, requirements and guidelines imposed by the Federal Reserve, the OCC and the FDIC on the banks within their respective jurisdictions. These capital requirements establish higher capital standards for banks and bank holding companies that assume greater credit risks. For this purpose, a bank's or holding company's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to such assets or commitments. A bank's or holding company's capital, in turn, is divided into two tiers: core ("Tier 1") capital, which includes common equity, non-cumulative perpetual preferred stock and related surplus (excluding auction rate issues), and minority interests in equity accounts of consolidated subsidiaries, less goodwill, certain identifiable intangible assets and certain other assets; and supplementary ("Tier 2") capital, which includes, among other items, perpetual preferred stock not meeting the Tier 1 definition, mandatory convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations, less certain required deductions.

     BANC ONE, like other bank holding companies, currently is required to maintain Tier 1 and total capital (the sum of Tier 1 and Tier 2 capital) equal to at least 4% and 8% of its total risk-weighted assets, respectively. At December 31, 1996 BANC ONE met both requirements, with Tier 1 and total capital equal to 9.03% and 13.12% of its total risk-weighted assets, respectively.

     The Federal Reserve also requires bank holding companies to maintain a minimum "leverage ratio" (Tier 1 capital to adjusted total assets) of 3%, if the holding company has the highest regulatory rating and meets certain other requirements, or of 3% plus an additional cushion of at least 100 to 200 basis points if the holding company does not meet these requirements. At December 31, 1996 BANC ONE's leverage ratio was 8.24%.

     The Federal Reserve may set capital requirements higher than the minimums noted above for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital ratios including tangible capital positions well above the minimum levels. The Federal Reserve has not, however, imposed any such special capital requirement on BANC ONE.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective Federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

     The Federal Reserve, the FDIC and the OCC have adopted rules to incorporate market and interest rate risk components into their risk-based capital standards.

     Dividend Restrictions. Various federal and state statutory provisions limit the amount of dividends BANC ONE's affiliate banks can pay to BANC ONE without regulatory approval. The approval of the appropriate bank regulator is required for any dividend by a national bank or by a state-chartered bank that is a member of the Federal Reserve System (a "state member bank") if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank may not pay a dividend in an amount greater than its net profits then on hand. At December 31, 1996, $0.6 billion of the total stockholders' equity of the affiliate banks was available for payment of dividends to BANC ONE without approval by the applicable regulatory authority.

     In addition, federal bank regulatory authorities have authority to prohibit BANC ONE's affiliate banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of BANC ONE's affiliate banks to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies and capital guidelines.

     Deposit Insurance Assessments. The deposits of each of BANC ONE's affiliate banks are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") and Savings Association Insurance Fund ("SAIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (a) the bank's capitalization and (b) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

     Effective January 1, 1997, the annual insurance premiums on bank deposits insured by the BIF and SAIF vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories.

     The Deposit Insurance Funds Act of 1996 ("DIFA") provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF and the SAIF (in addition to assessments currently imposed on depository institutions with respect to BIF- and SAIF-insured deposits) to pay for the cost of Financing Corporation ("FICO") funding. The FDIC established the FICO assessment rates effective January 1, 1997 at $0.013 per $100 annually for BIF-assessable deposits and $0.0648 per $100 annually for SAIF-assessable deposits. BANC ONE's affiliate banks held approximately $5.4 billion of SAIF-assessable deposits as of January 1, 1997. The FICO assessments do not vary depending upon a depository institution's capitalization or supervisory evaluations. BANC ONE currently estimates its FICO assessments may amount to up to $8 million after-tax in 1997 with similar assessments per year through 1999 (or earlier if no savings associations exist prior to December 31, 1999) in connection with such funding.

     Depositor Preference Statute. Federal legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such institution, including federal funds and letters of credit, in the "liquidation or other resolution" of the institution by any receiver.

     Brokered Deposits. Under FDIC regulations, no FDIC-insured bank or savings institution can accept brokered deposits unless it (a) is well capitalized, or
(b) is adequately capitalized and receives a waiver from the FDIC. In addition, these regulations prohibit any bank or savings institution that is not well capitalized from (i) paying an interest rate on deposits in excess of 75 basis points over certain prevailing market rates or (ii) offering "pass through" deposit insurance on certain employee benefit plan accounts unless it provides certain notice to affected depositors. At September 30, 1996, BANC ONE's affiliate banks had aggregate total brokered deposits of approximately $32.6 million.

     Interstate Banking. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), subject to certain concentration limits,
(a) bank holding companies such as BANC ONE are permitted, beginning September 29, 1995, to acquire banks and bank holding companies located in any state; (b) any bank that is a subsidiary of a bank holding company is permitted, again beginning September 29, 1995, to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that holding company; and (c) banks are permitted, beginning June 1, 1997, to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states, and establishing de novo branch offices in other states, provided that, in the case of any such purchase or opening of individual branches, the host state has adopted legislation "opting in" to those provisions of Riegle-Neal; and provided that, in the case of a merger with a bank located in another state, the host state has not adopted legislation "opting out" of that provision of Riegle-Neal. BANC ONE might use Riegle-Neal to acquire banks in additional states and to consolidate its affiliate banks under a smaller number of separate charters.

MANAGEMENT AND ADDITIONAL INFORMATION

     Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to BANC ONE is incorporated by reference or set forth in BANC ONE's Annual Report on Form 10-K for the year ended December 31, 1995 (as amended by Form 10-K/A filed June 27, 1996), incorporated herein by reference. Shareholders of LIBERTY desiring copies of such documents may contact BANC ONE at its address or telephone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                    INFORMATION ABOUT LIBERTY BANCORP, INC.

GENERAL

     LIBERTY is incorporated under the laws of the State of Oklahoma and is registered as a bank holding company under the BHCA. As such, it holds all of the shares of its two major banking subsidiaries, Liberty Bank and Trust Company of Oklahoma City, N.A. ("Liberty Oklahoma City") and Liberty Bank and Trust Company of Tulsa, N.A. ("Liberty Tulsa"), as well as several other subsidiaries.

     Both Liberty Oklahoma City and Liberty Tulsa provide a broad range of financial services to individuals, business enterprises, financial institutions and governmental authorities. Liberty Oklahoma City, which has twenty banking centers in Oklahoma City and the surrounding communities of Choctow, Edmond, Harrah, Midwest City and Norman, is LIBERTY's largest subsidiary, having assets of $1.9 billion and deposits of $1.5 billion at December 31, 1996. Liberty Tulsa has twelve banking centers in Tulsa and the surrounding communities of Broken Arrow and Jenks, and is the second largest LIBERTY subsidiary with assets of $1.1 billion and deposits of $0.9 billion at December 31, 1996.

     Liberty Mortgage Company, a subsidiary of Liberty Oklahoma City, engages in mortgage banking activities. Liberty Real Estate Company, a nonbank subsidiary of LIBERTY, owns and operates Liberty Tower, in which LIBERTY and Liberty Oklahoma City maintain principal offices. Liberty Trust Company is a state chartered trust company that provides operational support service for the trust departments of Liberty Oklahoma City and Liberty Tulsa. Other subsidiaries are involved in insurance activities.

1996 FINANCIAL RESULTS

     For the year ended December 31, 1996, LIBERTY reported net income of $27.7 million or $2.79 per common share compared to $26.2 million or $2.66 per common share for the year ended December 31, 1995. Total stockholders' equity at December 31, 1996 was $280.3 million compared with $268.9 million at year end 1995.

MARKET PRICES OF AND CASH DIVIDENDS DECLARED ON LIBERTY COMMON STOCK

     LIBERTY Common Stock is traded on the NASDAQ-NMS under the symbol "LBNA." The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of LIBERTY Common Stock as reported on the NASDAQ-NMS and cash dividends declared per share of LIBERTY Common Stock. LIBERTY's ability to pay dividends in the future is subject to the Merger Agreement. See "MERGER -- Conduct of Business Pending the Merger."

                                                                   PRICE RANGE OF
                                                                    COMMON STOCK
                                                                  -----------------     DIVIDENDS
                                                                   HIGH       LOW       DECLARED
                                                                  ------     ------     ---------
1995
  First Quarter.................................................  $31.75     $29.25       $ .20
  Second Quarter................................................   35.75      29.75         .20
  Third Quarter.................................................   37.25      32.25         .20
  Fourth Quarter................................................   38.88      36.25         .20
1996
  First Quarter.................................................  $38.75     $35.75       $ .25
  Second Quarter................................................   37.25      35.25         .25
  Third Quarter.................................................   38.50      34.75         .25
  Fourth Quarter................................................   50.25      38.00         .25
1997
  First Quarter.................................................  $          $            $ .30
     (through February   , 1997)

MANAGEMENT AND ADDITIONAL INFORMATION

     Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to LIBERTY is incorporated by reference or set forth in LIBERTY's Annual Report on Form 10-K for the year ended December 31, 1995 (as amended by Form 10-K/A filed June 28, 1996), incorporated herein by reference. Shareholders of LIBERTY desiring copies of such documents may contact LIBERTY at its address or telephone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                    EXPERTS

     The consolidated financial statements of BANC ONE and its subsidiaries, included in the Annual Report on Form 10-K of BANC ONE for the fiscal year ended December 31, 1995, as amended by Form 10-K/A filed June 27, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated February 21, 1996 accompanying such financial statements, and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of LIBERTY and its subsidiaries, included in the Annual Report on Form 10-K of LIBERTY for the fiscal year ended December 31, 1995, as amended by Form 10-K/A filed June 28, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and have been incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     Any financial statements and schedules hereinafter incorporated by reference in the Registration Statement of which this Prospectus and Proxy Statement is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

                                 LEGAL MATTERS

     The validity of the BANC ONE Common Stock offered hereby has been passed upon by Steven Alan Bennett, Senior Vice President and General Counsel of BANC ONE. Mr. Bennett owns a number of shares of BANC ONE Common Stock and holds options to purchase additional shares of BANC ONE Common Stock.

     Certain legal matters will be passed upon for LIBERTY by counsel to LIBERTY, Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma. Two shareholders in the law firm of Crowe & Dunlevy are directors of LIBERTY and the Firm and such shareholders own a number of shares of LIBERTY Common Stock. An opinion on the federal income tax consequences of the proposed transaction will be issued by special counsel to LIBERTY, Wachtell, Lipton, Rosen & Katz, New York, New York.

                          FUTURE SHAREHOLDER PROPOSALS

     If the Merger is not consummated, the only shareholder proposals eligible to be considered for inclusion in the proxy materials for the 1997 annual meeting of LIBERTY will be those which have been duly submitted to the Secretary of LIBERTY by January 15, 1997, as provided in LIBERTY's 1996 annual meeting proxy statement.

                                                                      APPENDIX A

               [letterhead of Morgan Stanley & Co. Incorporated]

                                                               February 20, 1997

Board of Directors
Liberty Bancorp, Inc.
100 N. Broadway
Oklahoma City, OK 73102

Members of the Board:

     We understand that Liberty Bancorp, Inc. ("Liberty"), Banc One Corporation ("Banc One") and Banc One Oklahoma Corporation ("Banc One Oklahoma"), a wholly owned subsidiary of Banc One, have entered into an Agreement and Plan of Merger dated December 28, 1996 (the "Merger Agreement") which provides, among other things, for the merger of Liberty with and into Banc One Oklahoma (the "Merger"). Pursuant to the Merger, Liberty will become a wholly owned subsidiary of Banc One and each outstanding share of common stock, par value $0.01 per share (the "Liberty Common Stock"), other than shares held in treasury or held by Banc One or any affiliate of Banc One, will be converted into 1.175 shares (the "Exchange Ratio") of common stock, no par value, of Banc One (the "Banc One Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Liberty Common Stock (other than Banc One and its affiliates).

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of Liberty and Banc One, respectively;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning Liberty and Banc One prepared by the managements of Liberty and Banc One, respectively;

          (iii) reviewed certain financial projections of Liberty and Banc One prepared by the managements of Liberty and Banc One, respectively;

          (iv) discussed the past and current operations and financial condition and the prospects of Liberty and Banc One with senior executives of Liberty and Banc One, respectively;

          (v) analyzed the pro forma impact of the Merger on the combined company's earnings per share, consolidated capitalization and financial ratios;

          (vi) reviewed the reported prices and trading activity for the Liberty Common Stock and the Banc One Common Stock;

          (vii) compared the financial performance of Liberty and Banc One and the prices and trading activity of the Liberty Common Stock and the Banc One Common Stock with that of certain other comparable publicly traded companies and their securities;

          (viii) discussed the results of regulatory examinations of Liberty and Banc One with the senior managements of the respective companies;

          (ix) discussed the strategic objectives of the Merger and the plan for the combined company with senior executives of Liberty and Banc One;

          (x) reviewed and discussed with the senior managements of Liberty and Banc One certain estimates of the cost savings projected by Liberty and Banc One for the combined company and compared such amounts to those estimates in certain precedent transactions;

          (xi) reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions;

          (xii) participated in discussions and negotiations among representatives of Liberty and Banc One and their financial and legal advisors;

          (xiii) reviewed the draft Merger Agreement, the draft Stock Option Agreement between Liberty and Banc One and certain related documents;

          (xiv) considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by Liberty and Banc One for the purposes of this opinion. With respect to the financial projections, including the estimates of cost savings expected to result from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Liberty and Banc One. We have not made any independent valuation or appraisal of the assets or liabilities of Liberty and Banc One, nor have we been furnished with any such appraisals. Morgan Stanley has not examined any individual loan credit files of Liberty or Banc One. In addition, we have assumed the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Liberty or any of its assets.

     We have acted as financial advisor to the Board of Directors of Liberty in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Liberty and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of Liberty and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission in connection with the Merger. In addition, we express no opinion or recommendation as to how the holders of shares of Liberty Common Stock should vote at the shareholders meeting held in connection with the Merger.

     Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Liberty Common Stock (other than Banc One and its affiliates).
                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:      /s/ WILLIAM M. WEIANT
                                            ------------------------------------
                                                     William M. Weiant
                                                     Managing Director

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 1701.13(E) of the Ohio General Corporation Law sets forth provisions which define the extent to which a corporation may indemnify directors, officers and employees. Those provisions have been adopted by the Registrant in Article V of the Registrant's Code of Regulations. Article V provides for the indemnification or the purchase of insurance for the benefit of the directors, officers, employees and agents of the Registrant in the event such persons are subject to legal action as a result of actions in their capacities as directors, officers, employees or agents of the Registrant. The Registrant has entered into indemnification agreements with its directors and executive officers that provide for indemnification unless the indemnitee's conduct is finally adjudged by a court to be knowingly fraudulent, deliberately dishonest or willful misconduct. The Registrant indemnifies other officers, employees or agents provided such persons acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interest of the Registrant or, with respect to criminal actions, had no reason to believe was unlawful.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed herewith except those indicated which have been filed previously as shown below and which are incorporated herein by reference.

 2.1    Merger Agreement dated as of December 28, 1996 between Liberty Bancorp, Inc. and Banc
        One Oklahoma Corporation and joined in by the Registrant (incorporated by reference from Exhibit 1 to the Schedule 13D relating to Liberty Bancorp, Inc. filed by the
        Registrant on January 7, 1997).
 2.2    Option Agreement dated as of December 28, 1996 between Liberty Bancorp, Inc. and the
        Registrant (incorporated by reference from Exhibit 2 to the Schedule 13D relating to
        Liberty Bancorp, Inc. filed by the Registrant on January 7, 1997).
 3.1    Amended Articles of Incorporation of the Registrant (incorporated by reference from
        Exhibit 3.1 of the Annual Report of the Registrant on Form 10-K for the year ended
        December 31, 1991).
 3.2    Code of Regulations of the Registrant (incorporated by reference from Exhibit 3.2 of the Annual Report of the Registrant on Form 10-K for the year ended December 31,
        1991).
 4.1    Form of Common Stock Certificate of the Registrant (incorporated by reference from
        Exhibit 4.1 to the Annual Report of the Registrant on Form 10-K for the year ended
        December 31, 1989).
 5      Opinion of Steven Alan Bennett, Esq., Senior Vice President and General Counsel for
        the Registrant, regarding the legality of securities being offered, including consent.
 8      Opinion of Wachtell, Lipton, Rosen & Katz regarding the Federal income tax consequences of the Merger, including consent.
23.1    Consent of Coopers & Lybrand L.L.P. relating to the audited financial statements of the Registrant.
23.2    Consent of Arthur Andersen LLP relating to the audited financial statements of Liberty
        Bancorp, Inc.
23.3    Consent of Ernst & Young LLP relating to the audited financial statements of a subsidiary of Liberty Bancorp, Inc.
23.4    Consent of Steven Alan Bennett, Esq., Senior Vice President and General Counsel for
        the Registrant (included in Exhibit 5 hereto).
23.5    Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8 hereto).
23.6    Consent of Morgan Stanley & Co. Incorporated.
24      Powers of Attorney (included elsewhere in Part II of this Registration Statement).
99.1    Form of Proxy to be used by Liberty Bancorp, Inc.

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on February 18, 1997.

                                        BANC ONE CORPORATION

                                        By: /s/ ROMAN J. GERBER
                                        ----------------------------------------

                                        Roman J. Gerber
                                        Executive Vice President

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of BANC ONE CORPORATION, hereby severally constitute and appoint William P. Boardman, Roman J. Gerber, William
C. Leiter, George R. L. Meiling or Michael J. McMennamin and each of them our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and any subsequent registration statement filed by BANC ONE CORPORATION pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     WITNESS our hands and common seal on the dates set forth below.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                            TITLE                      DATE
-------------------------------------    -------------------------    ---------------------
/s/ JOHN B. MCCOY                        Chairman of the Board          February 18, 1997
-------------------------------------    (Principal Executive
John B. McCoy                            Officer
                                         and Director)

/s/ RICHARD J. LEHMANN                   President and Director         February 18, 1997
-------------------------------------
Richard J. Lehmann

/s/ MICHAEL J. MCMENNAMIN                Executive Vice President       February 18, 1997
-------------------------------------    (Principal Financial
Michael J. McMennamin                    Officer)

/s/ BOBBY L. DOXEY                       Controller (Principal          February 18, 1997
-------------------------------------    Accounting Officer)
Bobby L. Doxey

/s/ CHARLES E. EXLEY                     Director                       February 18, 1997
-------------------------------------
Charles E. Exley

/s/ E. GORDON GEE                        Director                       February 18, 1997
-------------------------------------
E. Gordon Gee

/s/ JOHN R. HALL                         Director                       February 18, 1997
-------------------------------------
John R. Hall

/s/ LABAN P. JACKSON, JR.                Director                       February 18, 1997
-------------------------------------
Laban P. Jackson, Jr.

              SIGNATURE                            TITLE                      DATE
-------------------------------------    -------------------------    ---------------------

/s/ JOHN G. MCCOY                        Director                       February 18, 1997
-------------------------------------
John G. McCoy

/s/ THEKLA R. SHACKELFORD                Director                       February 18, 1997
-------------------------------------
Thekla R. Shackelford

/s/ ALEX SHUMATE                         Director                       February 18, 1997
-------------------------------------
Alex Shumate

/s/ FREDERICK P. STRATTON, JR.           Director                       February 18, 1997
-------------------------------------
Frederick P. Stratton, Jr.

/s/ ROBERT D. WALTER                     Director                       February 18, 1997
-------------------------------------
Robert D. Walter

                                         Director
-------------------------------------
Bennett Dorrance

                                 EXHIBIT INDEX

Exhibit 5        Opinion of Steven Alan Bennett, Esq., Senior Vice President and General
                 Counsel for the Registrant, regarding the legality of securities being offered, including consent.

Exhibit 8        Opinion of Wachtell, Lipton, Rosen & Katz regarding the Federal income tax consequences of the Merger, including consent.

Exhibit 23.1     Consent of Coopers & Lybrand L.L.P. relating to the audited financial statements of the Registrant.

Exhibit 23.2     Consent of Arthur Andersen LLP relating to the audited financial statements of
                 Liberty Bancorp, Inc.

Exhibit 23.3     Consent of Ernst & Young LLP relating to the audited financial statements of a subsidiary of Liberty Bancorp, Inc.

Exhibit 23.6     Consent of Morgan Stanley & Co. Incorporated.

Exhibit 99.1     Form of Proxy to be used by Liberty Bancorp, Inc.